*charles* SCHWAB

**Large Blend**

# Schwab S&P 500 Portfolio

*Large-Cap*

**For the period ended June 30, 2004**

Inception Date: November 1, 1996

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

## Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by calling 1-800-435-4000.

# Management's Discussion <span>for the six months ended June 30, 2004</span>



**Geri Hom,** a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the portfolio. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

*Effective July 19, 2004, Geri Hom retired. Jeff Mortimer, senior vice president and Chief Investment Officer, Equities of Charles Schwab Investment Management, Inc., is responsible for the overall management of the portfolio.*

**The encouraging economic climate that was reported in late 2003 continued to improve into 2004.** Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a pause in the upward trend in consumer confidence. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. The only big piece missing was job growth, which remained sluggish through the beginning of first quarter.

Amid this benign inflationary environment, the Federal Reserve (the Fed) elected to hold the Fed funds rate at a 45-year low in March to provide liquidity necessary to maintain economic growth. Job growth picked up strongly in March and continued into the second quarter. With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation.

Inflationary concerns were based on surging oil prices, which hit a 13-year high amid tight supplies. And while commodity prices moderated somewhat during the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise.

Most market watchers expected the Fed to raise interest rates, and it did at the end of June. At that time the Federal Open Market Committee increased the Fed funds target 0.25% to 1.25%, the first rate hike since May 2000, when the Fed funds target was raised to 6.50%.

**The Schwab S&P 500 Fund** was up 3.30% for the period, closely tracking its benchmark, the S&P 500® Index, which was up 3.44%. The best performing sector was energy, which was up 13.13%. The worst performing sector was information technology, which was up 3.10%.

Past performance does not indicate future results.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

---

**Asset Class Performance Comparison** % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

■ 0.45% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations

■ 0.15% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market

■ 3.44% **S&P 500® Index:** measures U.S. large-cap stocks

■ 6.76% **Russell 2000® Index:** measures U.S. small-cap stocks

☐ 4.56% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

# Schwab S&P 500 Portfolio

## Performance as of 6/30/04

**Average Annual Total Returns**[1, 2, 3]

This bar chart compares performance of the portfolio with its benchmark and Morningstar category.

■ **Portfolio**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



| | 6 Months | 1 Year | 5 Years | Since Inception: 11/1/96 |
|---|---|---|---|---|
| Portfolio | 3.30% | 18.75% | -2.53% | 7.65% |
| Benchmark | 3.44% | 19.11% | -2.20% | 8.13% |
| Fund Category | 2.49% | 16.78% | -3.26% | n/a |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/annuity.**

**Performance of a Hypothetical $10,000 Investment**[1, 2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in its benchmark.

■ $17,605 **Portfolio**
■ $18,215 **S&P 500® Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.

[3] Source for category information: Morningstar, Inc.

# Portfolio Facts as of 6/30/04

## Style Assessment[1]


Investment Style
Value
Blend
Growth
Market Cap
Large
Medium
Small

## Statistics

| | |
|---|---|
| **Number of Holdings** | 505 |
| **Weighted Average Market Cap** ($ x 1,000,000) | $91,328 |
| **Price/Earnings Ratio** (P/E) | 3.1 |
| **Price/Book Ratio** (P/B) | 20.5 |
| **Portfolio Turnover Rate**[2] | 3% |

## Top Holdings[3]

| Security | % of Net Assets |
|---|---|
| ❶ **General Electric Co.** | 3.0 |
| ❷ **Microsoft Corp.** | 2.8 |
| ❸ **Exxon Mobil Corp.** | 2.6 |
| ❹ **Pfizer, Inc.** | 2.3 |
| ❺ **Citigroup, Inc.** | 2.1 |
| ❻ **Wal-Mart Stores, Inc.** | 2.0 |
| ❼ **American International Group, Inc.** | 1.7 |
| ❽ **Intel Corp.** | 1.6 |
| ❾ **Bank of America Corp.** | 1.5 |
| ❿ **Johnson & Johnson** | 1.5 |
| **Total** | **21.1** |

## Sector Weightings % of Portfolio

This chart shows the portfolio's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 29.9% **Consumer Non-Durables**
- 19.7% **Finance**
- 18.8% **Technology**
- 6.9% **Materials & Services**
- 6.2% **Energy**
- 5.6% **Utilities**
- 4.6% **Capital Goods**
- 1.6% **Consumer Durables**
- 1.6% **Transportation**
- 5.1% **Other**

Portfolio holdings may have changed since the report date.

1 Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 6/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

2 Not annualized.

3 This list is not a recommendation of any security by the investment adviser.

# Schwab S&P 500 Portfolio

## Financial Statements

**Financial Highlights**

| | 1/1/04–<br>6/30/04* | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 16.06 | 12.66 | 16.54 | 19.02 | 21.26 | 17.78 |
| Income or loss from investment operations: | | | | | | |
|     Net investment income | 0.10 | 0.17 | 0.19 | 0.15 | 0.18 | 0.16 |
|     Net realized and unrealized gains or losses | 0.43 | 3.40 | (3.90) | (2.46) | (2.17) | 3.47 |
|     Total income or loss from investment operations | 0.53 | 3.57 | (3.71) | (2.31) | (1.99) | 3.63 |
| Less distributions: | | | | | | |
|     Dividends from net investment income | – | (0.17) | (0.17) | (0.17) | (0.19) | (0.14) |
|     Distributions from net realized gains | – | – | – | – | (0.06) | (0.01) |
|     Total distributions | – | (0.17) | (0.17) | (0.17) | (0.25) | (0.15) |
| Net asset value at end of period | 16.59 | 16.06 | 12.66 | 16.54 | 19.02 | 21.26 |
| Total return (%) | 3.30[1] | 28.22 | (22.43) | (12.16) | (9.34) | 20.47 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
|     Net operating expenses | 0.28[2] | 0.28 | 0.28 | 0.28 | 0.29[3] | 0.28 |
|     Gross operating expenses | 0.30[2] | 0.32 | 0.35 | 0.33 | 0.31 | 0.34 |
|     Net investment income | 1.34[2] | 1.50 | 1.33 | 1.09 | 0.99 | 1.14 |
| Portfolio turnover rate | 3[1] | 2 | 11 | 5 | 10 | 7 |
| Net assets, end of period ($ x 1,000,000) | 158 | 146 | 98 | 128 | 126 | 130 |

*  Unaudited.
[1]  Not annualized.
[2]  Annualized.
[3]  The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

**Portfolio Holdings** as of June 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

▮ Issuer is related to the fund's adviser

| Holdings by Category | Cost ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 94.9% Common Stock | 134,259 | 150,315 |
| 4.7% Short-Term Investments | 7,477 | 7,477 |
| 0.4% U.S. Treasury Obligations | 593 | 593 |
| 100.0% Total Investments | 142,329 | 158,385 |
| 10.3% Collateral Invested for Securities on Loan | 16,272 | 16,272 |
| (10.3)% Other Assets and Liabilities, Net | | (16,246) |
| 100.0% Total Net Assets | | 158,411 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|

**Common Stock** 94.9% of net assets

**Aerospace / Defense 1.8%**

| | |
|---|---|
| The Boeing Co. 11,996 | 613 |
| Crane Co. 700 | 22 |
| General Dynamics Corp. 2,800 | 278 |
| Goodrich Corp. 1,700 | 55 |
| Lockheed Martin Corp. 6,500 | 339 |
| Northrop Grumman Corp. 5,314 | 285 |
| Raytheon Co. 5,800 | 207 |
| Rockwell Automation, Inc. 2,700 | 101 |
| Rockwell Collins, Inc. 2,500 | 83 |
| Textron, Inc. 1,900 | 113 |
| United Technologies Corp. 7,300 | 669 |
| | **2,765** |

**Air Transportation 1.1%**

| | |
|---|---|
| Delta Air Lines, Inc. 1,400 | 10 |
| FedEx Corp. 4,220 | 345 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Sabre Holdings Corp. 1,883 | 52 |
| Southwest Airlines Co. 11,218 | 188 |
| United Parcel Service, Inc., Class B 15,945 | 1,199 |
| | **1,794** |

**Alcoholic Beverages 0.5%**

| | |
|---|---|
| Adolph Coors Co., Class B 600 | 44 |
| Anheuser-Busch Cos., Inc. 11,600 | 626 |
| Brown-Forman Corp., Class B 1,804 | 87 |
| | **757** |

**Apparel 0.3%**

| | |
|---|---|
| Jones Apparel Group, Inc. 1,800 | 71 |
| Liz Claiborne, Inc. 1,600 | 57 |
| Nike, Inc., Class B 3,800 | 288 |
| Reebok International Ltd. 800 | 29 |
| VF Corp. 1,600 | 78 |
| | **523** |

**Automotive Products / Motor Vehicles 1.1%**

| | |
|---|---|
| Cooper Tire & Rubber Co. 1,000 | 23 |
| Cummins, Inc. 700 | 44 |
| Dana Corp. 2,178 | 43 |
| Danaher Corp. 4,400 | 228 |
| Delphi Corp. 7,563 | 81 |
| Eaton Corp. 2,200 | 142 |
| Ford Motor Co. 25,852 | 405 |
| General Motors Corp. 8,000 | 373 |
| Genuine Parts Co. 2,500 | 99 |
| •Goodyear Tire & Rubber Co. 2,500 | 23 |
| Harley-Davidson, Inc. 4,400 | 272 |
| •Navistar International Corp. 1,000 | 39 |
| Visteon Corp. 1,584 | 18 |
| | **1,790** |

**Banks 7.1%**

| | |
|---|---|
| AmSouth Bancorp. 5,050 | 129 |
| ❾ Bank of America Corp. 28,792 | 2,436 |
| The Bank of New York Co., Inc. 10,900 | 321 |
| Bank One Corp. 15,906 | 811 |
| BB&T Corp. 7,800 | 288 |
| Comerica, Inc. 2,550 | 140 |
| Fifth Third Bancorp 7,905 | 425 |
| First Horizon National Corp. 1,700 | 77 |
| Huntington Bancshares, Inc. 3,256 | 75 |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| J.P. Morgan Chase & Co. 29,010 | 1,125 |
| KeyCorp, Inc. 5,900 | 176 |
| M&T Bank Corp. 1,700 | 149 |
| Marshall & Ilsley Corp. 3,278 | 128 |
| Mellon Financial Corp. 6,000 | 176 |
| National City Corp. 8,600 | 301 |
| North Fork Bancorp., Inc. 2,200 | 84 |
| Northern Trust Corp. 3,100 | 131 |
| PNC Financial Services Group, Inc. 4,000 | 212 |
| Regions Financial Corp. 3,100 | 113 |
| SouthTrust Corp. 4,700 | 182 |
| State Street Corp. 4,800 | 235 |
| SunTrust Banks, Inc. 4,000 | 260 |
| Synovus Financial Corp. 4,300 | 109 |
| U.S. Bancorp 27,130 | 748 |
| Union Planters Corp. 2,600 | 78 |
| Wachovia Corp. 18,544 | 825 |
| Wells Fargo & Co. 23,899 | 1,368 |
| Zions Bancorp. 1,200 | 74 |
| | **11,176** |

**Business Machines & Software 8.7%**

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Adobe Systems, Inc. 3,400 | 158 |
| • Apple Computer, Inc. 5,200 | 169 |
| Autodesk, Inc. 1,500 | 64 |
| • BMC Software, Inc. 3,200 | 59 |
| • Cisco Systems, Inc. 96,100 | 2,278 |
| • Compuware Corp. 5,100 | 34 |
| • Comverse Technology, Inc. 2,700 | 54 |
| • Dell, Inc. 35,800 | 1,282 |
| • EMC Corp. 34,012 | 388 |
| • Gateway, Inc. 4,600 | 21 |
| Hewlett-Packard Co. 43,437 | 917 |
| International Business Machines Corp. 23,900 | 2,107 |
| • Lexmark International, Inc., Class A 1,800 | 174 |
| ▲❷ Microsoft Corp. 152,600 | 4,358 |
| • NCR Corp. 1,400 | 69 |
| • Network Appliance, Inc. 4,800 | 103 |
| • Novell, Inc. 5,200 | 44 |
| • Oracle Corp. 74,300 | 886 |
| Pitney Bowes, Inc. 3,400 | 150 |
| • Siebel Systems, Inc. 7,000 | 75 |
| • Sun Microsystems, Inc. 45,800 | 199 |
| • Unisys Corp. 4,700 | 65 |
| • Xerox Corp. 11,000 | 159 |
| | **13,813** |

**Business Services 4.3%**

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • Affiliated Computer Services, Inc., Class A 1,981 | 105 |
| • Allied Waste Industries, Inc. 4,300 | 57 |
| • Apollo Group, Inc., Class A 2,400 | 212 |
| Automatic Data Processing, Inc. 8,400 | 352 |
| Cendant Corp. 14,502 | 355 |
| Cintas Corp. 2,492 | 119 |
| • Citrix Systems, Inc. 2,400 | 49 |
| Computer Associates International, Inc. 8,200 | 230 |
| • Computer Sciences Corp. 2,700 | 125 |
| • Convergys Corp. 2,054 | 32 |
| Deluxe Corp. 800 | 35 |
| • eBay, Inc. 9,194 | 845 |
| Electronic Data Systems Corp. 6,900 | 132 |
| Equifax, Inc. 2,000 | 49 |
| First Data Corp. 12,599 | 561 |
| • Fiserv, Inc. 2,700 | 105 |
| H&R Block, Inc. 2,600 | 124 |
| IMS Health, Inc. 3,300 | 77 |
| • Interpublic Group of Cos., Inc. 5,700 | 78 |
| • Intuit, Inc. 2,820 | 109 |
| • Mercury Interactive Corp. 1,200 | 60 |
| • Monster Worldwide, Inc. 1,644 | 42 |
| • Omnicom Group, Inc. 2,600 | 197 |
| • Parametric Technology Corp. 3,800 | 19 |
| Paychex, Inc. 5,250 | 178 |
| • PeopleSoft, Inc. 5,400 | 100 |
| • Robert Half International, Inc. 2,400 | 71 |
| • Sungard Data Systems, Inc. 4,031 | 105 |
| • Symantec Corp. 4,398 | 193 |
| Tyco International Ltd. 28,419 | 942 |
| • Veritas Software Corp. 6,000 | 166 |
| Waste Management, Inc. 8,157 | 250 |
| • Yahoo!, Inc. 18,800 | 683 |
| | **6,757** |

**Chemicals 1.4%**

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Air Products & Chemicals, Inc. 3,300 | 173 |
| Dow Chemical Co. 13,155 | 535 |
| E.I. du Pont de Nemours & Co. 14,254 | 633 |
| Eastman Chemical Co. 1,000 | 46 |
| Ecolab, Inc. 3,700 | 117 |
| Great Lakes Chemical Corp. 700 | 19 |
| • Hercules, Inc. 1,500 | 18 |

 *See financial notes.*

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Monsanto Co.   3,725 | 144 |
| PPG Industries, Inc.   2,500 | 156 |
| Praxair, Inc.   4,600 | 184 |
| Rohm & Haas Co.   3,205 | 133 |
| Sigma-Aldrich Corp.   1,000 | 60 |
| | **2,218** |
| **Construction  0.4%** | |
| Centex Corp.   1,800 | 82 |
| Fluor Corp.   1,100 | 53 |
| KB Home   700 | 48 |
| Masco Corp.   6,600 | 206 |
| Pulte Homes, Inc.   1,800 | 94 |
| The Sherwin-Williams Co.   2,000 | 83 |
| The Stanley Works   1,100 | 50 |
| Vulcan Materials Co.   1,500 | 71 |
| | **687** |
| **Consumer Durables  0.2%** | |
| Black & Decker Corp.   1,100 | 68 |
| Leggett & Platt, Inc.   2,800 | 75 |
| Maytag Corp.   1,000 | 25 |
| Newell Rubbermaid, Inc.   3,924 | 92 |
| Whirlpool Corp.   900 | 62 |
| | **322** |
| **Containers  0.1%** | |
| Ball Corp.   800 | 58 |
| Bemis Co.   1,400 | 39 |
| •Pactiv Corp.   2,300 | 57 |
| •Sealed Air Corp.   1,214 | 65 |
| | **219** |
| **Electronics  5.3%** | |
| •ADC Telecommunications, Inc.   10,300 | 29 |
| •Advanced Micro Devices, Inc.   4,900 | 78 |
| •Agilent Technologies, Inc.   6,737 | 197 |
| •Altera Corp.   5,480 | 122 |
| American Power Conversion Corp.   2,825 | 56 |
| Analog Devices, Inc.   5,200 | 245 |
| •Andrew Corp.   1,950 | 39 |
| •Applied Materials, Inc.   23,600 | 463 |
| •Applied Micro Circuits Corp.   4,082 | 22 |
| •Broadcom Corp., Class A   4,400 | 206 |
| •CIENA Corp.   6,700 | 25 |
| ❽ Intel Corp.   91,600 | 2,528 |
| ITT Industries, Inc.   1,300 | 108 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| •Jabil Circuit, Inc.   2,727 | 69 |
| •JDS Uniphase Corp.   20,155 | 76 |
| •KLA-Tencor Corp.   2,700 | 133 |
| Linear Technology Corp.   4,400 | 174 |
| •LSI Logic Corp.   5,300 | 40 |
| •Lucent Technologies, Inc.   58,795 | 222 |
| Maxim Integrated Products, Inc.   4,700 | 246 |
| •Micron Technology, Inc.   8,800 | 135 |
| Molex, Inc.   2,700 | 87 |
| Motorola, Inc.   33,205 | 606 |
| •National Semiconductor Corp.   5,000 | 110 |
| •Novellus Systems, Inc.   2,200 | 69 |
| •Nvidia Corp.   2,400 | 49 |
| PerkinElmer, Inc.   1,700 | 34 |
| •PMC — Sierra, Inc.   2,500 | 36 |
| •Power-One, Inc.   1,200 | 13 |
| •QLogic Corp.   1,295 | 35 |
| Qualcomm, Inc.   11,400 | 832 |
| •Sanmina-SCI Corp.   7,400 | 67 |
| Scientific-Atlanta, Inc.   2,200 | 76 |
| •Solectron Corp.   11,500 | 74 |
| Symbol Technologies, Inc.   3,052 | 45 |
| Tektronix, Inc.   1,100 | 37 |
| •Tellabs, Inc.   5,900 | 52 |
| •Teradyne, Inc.   2,700 | 61 |
| Texas Instruments, Inc.   24,700 | 597 |
| •Thermo Electron Corp.   2,200 | 68 |
| •Thomas & Betts Corp.   900 | 25 |
| •Waters Corp.   1,700 | 81 |
| •Xilinx, Inc.   4,800 | 160 |
| | **8,427** |
| **Energy: Raw Materials  1.5%** | |
| Anadarko Petroleum Corp.   3,537 | 207 |
| Apache Corp.   4,684 | 204 |
| Baker Hughes, Inc.   4,780 | 180 |
| •BJ Services Co.   2,300 | 106 |
| Burlington Resources, Inc.   5,704 | 206 |
| Devon Energy Corp.   3,400 | 224 |
| EOG Resources, Inc.   1,607 | 96 |
| Halliburton Co.   6,200 | 188 |
| •Noble Corp.   1,800 | 68 |
| Occidental Petroleum Corp.   5,400 | 262 |
| •Rowan Cos., Inc.   1,400 | 34 |
| Schlumberger Ltd.   8,300 | 527 |
| Valero Energy Corp.   1,800 | 133 |
| | **2,435** |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Food & Agriculture  3.6%** | |
| Archer-Daniels-Midland Co.    9,200 | 154 |
| Campbell Soup Co.    5,700 | 153 |
| The Coca-Cola Co.    34,500 | 1,742 |
| Coca-Cola Enterprises, Inc.    6,500 | 188 |
| ConAgra Foods, Inc.    7,600 | 206 |
| General Mills, Inc.    5,300 | 252 |
| H.J. Heinz Co.    5,000 | 196 |
| Hershey Foods Corp.    3,800 | 176 |
| Kellogg Co.    5,900 | 247 |
| McCormick & Co., Inc.    2,000 | 68 |
| The Pepsi Bottling Group, Inc.    3,602 | 110 |
| PepsiCo, Inc.    24,080 | 1,297 |
| Sara Lee Corp.    11,100 | 255 |
| Supervalu, Inc.    1,900 | 58 |
| Sysco Corp.    9,300 | 334 |
| Wm. Wrigley Jr. Co.    3,100 | 196 |
| | **5,632** |
| **Gold  0.2%** | |
| Newmont Mining Corp.    6,086 | **236** |
| **Healthcare / Drugs & Medicine  12.4%** | |
| Abbott Laboratories    22,100 | 901 |
| Allergan, Inc.    1,800 | 161 |
| AmerisourceBergen Corp.    1,600 | 96 |
| •Amgen, Inc.    18,204 | 993 |
| •Anthem, Inc.    1,901 | 170 |
| Applied Biosystems Group — Applera Corp.    2,800 | 61 |
| Bausch & Lomb, Inc.    800 | 52 |
| Baxter International, Inc.    8,600 | 297 |
| Becton Dickinson & Co.    3,600 | 186 |
| •Biogen Idec, Inc.    4,600 | 291 |
| Biomet, Inc.    3,725 | 166 |
| •Boston Scientific Corp.    11,600 | 496 |
| Bristol-Myers Squibb Co.    27,600 | 676 |
| C.R. Bard, Inc.    1,400 | 79 |
| Cardinal Health, Inc.    6,175 | 433 |
| •Caremark Rx, Inc.    6,413 | 211 |
| •Chiron Corp.    2,700 | 121 |
| Eli Lilly & Co.    15,800 | 1,105 |
| •Express Scripts, Inc.    1,100 | 87 |
| •Forest Laboratories, Inc.    5,200 | 294 |
| •Genzyme Corp.    3,200 | 151 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| •Gilead Sciences, Inc.    2,600 | 174 |
| Guidant Corp.    4,500 | 251 |
| HCA, Inc.    7,000 | 291 |
| Health Management Associates, Inc., Class A    3,300 | 74 |
| •Hospira, Inc.    2,210 | 61 |
| •Humana, Inc.    2,100 | 36 |
| ⑩ Johnson & Johnson    41,948 | 2,337 |
| •King Pharmaceuticals, Inc.    3,466 | 40 |
| Manor Care, Inc.    1,300 | 43 |
| McKesson Corp.    4,106 | 141 |
| •Medco Health Solutions, Inc.    3,888 | 146 |
| •Medimmune, Inc.    3,400 | 80 |
| Medtronic, Inc.    17,200 | 838 |
| Merck & Co., Inc.    31,400 | 1,492 |
| Mylan Laboratories, Inc.    3,800 | 77 |
| ▲❹ Pfizer, Inc.    107,789 | 3,695 |
| Quest Diagnostics    1,380 | 117 |
| Schering-Plough Corp.    20,800 | 384 |
| •St. Jude Medical, Inc.    2,500 | 189 |
| Stryker Corp.    5,670 | 312 |
| •Tenet Healthcare Corp.    6,500 | 87 |
| UnitedHealth Group, Inc.    8,900 | 554 |
| •Watson Pharmaceuticals, Inc.    1,500 | 40 |
| •WellPoint Health Networks, Inc.    2,100 | 235 |
| Wyeth    19,000 | 687 |
| •Zimmer Holdings, Inc.    3,500 | 309 |
| | **19,717** |
| **Household Products  2.3%** | |
| Alberto-Culver Co., Class B    1,200 | 60 |
| Avon Products, Inc.    6,600 | 305 |
| Clorox Co.    3,000 | 161 |
| Colgate-Palmolive Co.    7,600 | 444 |
| The Gillette Co.    14,200 | 602 |
| International Flavors & Fragrances, Inc.    1,400 | 52 |
| ▲ Procter & Gamble Co.    36,400 | 1,982 |
| | **3,606** |
| **Insurance  4.8%** | |
| ACE Ltd.    3,900 | 165 |
| Aetna, Inc.    2,100 | 178 |
| AFLAC, Inc.    7,200 | 294 |
| The Allstate Corp.    10,000 | 466 |
| AMBAC Financial Group, Inc.    1,592 | 117 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| ❼ American International Group, Inc. 36,848 | 2,627 |
| AON Corp. 4,550 | 130 |
| Chubb Corp. 2,600 | 177 |
| CIGNA Corp. 2,000 | 138 |
| Cincinnati Financial Corp. 2,415 | 105 |
| Hartford Financial Services Group, Inc. 4,200 | 289 |
| Jefferson-Pilot Corp. 2,050 | 104 |
| Lincoln National Corp. 2,600 | 123 |
| Loews Corp. 2,700 | 162 |
| Marsh & McLennan Cos., Inc. 7,500 | 340 |
| MBIA, Inc. 2,150 | 123 |
| Metlife, Inc. 10,767 | 386 |
| MGIC Investment Corp. 1,400 | 106 |
| • Principal Financial Group, Inc. 4,574 | 159 |
| The Progressive Corp. 3,100 | 264 |
| Prudential Financial, Inc. 7,600 | 353 |
| Safeco Corp. 1,900 | 84 |
| St. Paul Cos., Inc. 9,459 | 383 |
| Torchmark Corp. 1,700 | 91 |
| UnumProvident Corp. 4,276 | 68 |
| XL Capital Ltd., Class A 1,900 | 143 |
| | **7,575** |
| **Media 3.3%** | |
| Clear Channel Communications, Inc. 8,676 | 321 |
| • Comcast Corp., Class A 31,759 | 890 |
| Dow Jones & Co., Inc. 1,100 | 50 |
| Gannett Co., Inc. 3,900 | 331 |
| Knight-Ridder, Inc. 1,200 | 86 |
| The McGraw-Hill Cos., Inc. 2,700 | 207 |
| Meredith Corp. 700 | 38 |
| New York Times Co., Class A 2,200 | 98 |
| R.R. Donnelley & Sons Co. 3,000 | 99 |
| • Time Warner, Inc. 64,350 | 1,131 |
| Tribune Co. 4,700 | 214 |
| • Univision Communications, Inc., Class A 4,595 | 147 |
| Viacom, Inc., Class B 24,681 | 882 |
| The Walt Disney Co. 29,000 | 739 |
| | **5,233** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Miscellaneous 0.6%** | |
| 3M Co. 11,000 | **990** |
| **Miscellaneous Finance 7.3%** | |
| American Express Co. 18,100 | 930 |
| The Bear Stearns Cos., Inc. 1,512 | 127 |
| Capital One Financial Corp. 3,300 | 226 |
| ▮ The Charles Schwab Corp. 19,042 | 183 |
| Charter One Financial, Inc. 3,145 | 139 |
| ▲❺ Citigroup, Inc. 72,736 | 3,382 |
| Countrywide Financial Corp. 3,850 | 270 |
| • E*TRADE Group, Inc. 5,200 | 58 |
| Fannie Mae 13,700 | 978 |
| Federated Investors, Inc., Class B 1,500 | 46 |
| Franklin Resources, Inc. 3,600 | 180 |
| Freddie Mac 9,700 | 614 |
| Golden West Financial Corp. 2,100 | 223 |
| Goldman Sachs Group, Inc. 6,897 | 649 |
| Janus Capital Group, Inc. 3,300 | 54 |
| Lehman Brothers Holdings, Inc. 3,900 | 293 |
| MBNA Corp. 18,243 | 471 |
| Merrill Lynch & Co., Inc. 13,700 | 740 |
| Moody's Corp. 2,100 | 136 |
| Morgan Stanley 15,550 | 821 |
| • Providian Financial Corp. 3,800 | 56 |
| SLM Corp. 6,500 | 263 |
| Sovereign Bancorp., Inc. 3,800 | 84 |
| T. Rowe Price Group, Inc. 1,700 | 86 |
| Washington Mutual, Inc. 12,424 | 480 |
| | **11,489** |
| **Non-Durables & Entertainment 1.1%** | |
| Darden Restaurants, Inc. 2,450 | 50 |
| • Electronic Arts, Inc. 4,258 | 232 |
| Fortune Brands, Inc. 2,000 | 151 |
| Hasbro, Inc. 2,525 | 48 |
| International Game Technology 5,000 | 193 |
| Mattel, Inc. 5,900 | 108 |
| McDonald's Corp. 17,800 | 463 |
| • Starbucks Corp. 5,460 | 237 |
| Wendy's International, Inc. 1,700 | 59 |
| • Yum! Brands, Inc. 4,100 | 153 |
| | **1,694** |

*See financial notes.*

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---:|
| **Non-Ferrous Metals  0.4%** | |
| Alcoa, Inc.    12,272 | 405 |
| Engelhard Corp.    1,800 | 58 |
| Freeport-McMoran Copper & Gold, Inc., Class B    2,400 | 80 |
| •Phelps Dodge Corp.    1,315 | 102 |
| | **645** |
| **Oil: Domestic  1.0%** | |
| Amerada Hess Corp.    1,200 | 95 |
| Ashland, Inc.    900 | 48 |
| ConocoPhillips    9,754 | 744 |
| Kerr-McGee Corp.    1,884 | 101 |
| Marathon Oil Corp.    4,900 | 185 |
| •Nabors Industries Ltd.    2,000 | 90 |
| Sunoco, Inc.    1,200 | 76 |
| •Transocean, Inc.    4,584 | 133 |
| Unocal Corp.    3,700 | 141 |
| | **1,613** |
| **Oil: International  3.5%** | |
| ChevronTexaco Corp.    15,185 | 1,429 |
| ▲❸ Exxon Mobil Corp.    92,650 | 4,115 |
| | **5,544** |
| **Optical & Photo  0.2%** | |
| •Corning, Inc.    18,800 | 245 |
| Eastman Kodak Co.    4,100 | 111 |
| | **356** |
| **Paper & Forest Products  0.8%** | |
| Boise Cascade Corp.    1,200 | 45 |
| Georgia-Pacific Corp.    3,655 | 135 |
| International Paper Co.    6,798 | 304 |
| Kimberly-Clark Corp.    7,000 | 461 |
| Louisiana-Pacific Corp.    1,400 | 33 |
| MeadWestvaco Corp.    2,764 | 81 |
| Temple-Inland, Inc.    800 | 56 |
| Weyerhaeuser Co.    3,200 | 202 |
| | **1,317** |
| **Producer Goods & Manufacturing  4.9%** | |
| •American Standard Cos., Inc.    2,700 | 109 |
| Avery Dennison Corp.    1,500 | 96 |
| Caterpillar, Inc.    4,800 | 381 |
| Cooper Industries Ltd., Class A    1,300 | 77 |
| Deere & Co.    3,500 | 245 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---:|
| Dover Corp.    2,800 | 118 |
| Emerson Electric Co.    5,900 | 375 |
| ▲❶ General Electric Co.    148,800 | 4,821 |
| Honeywell International, Inc.    12,237 | 448 |
| Illinois Tool Works, Inc.    4,400 | 422 |
| Ingersoll-Rand Co., Class A    2,400 | 164 |
| Johnson Controls, Inc.    2,600 | 139 |
| •Millipore Corp.    800 | 45 |
| Pall Corp.    1,700 | 45 |
| Parker Hannifin Corp.    1,650 | 98 |
| Snap-On, Inc.    800 | 27 |
| W.W. Grainger, Inc.    1,300 | 75 |
| | **7,685** |
| **Railroad & Shipping  0.4%** | |
| Burlington Northern Santa Fe Corp.    5,200 | 182 |
| CSX Corp.    2,900 | 95 |
| Norfolk Southern Corp.    5,600 | 149 |
| Union Pacific Corp.    3,700 | 220 |
| | **646** |
| **Real Property  0.4%** | |
| Apartment Investment & Management Co., Class A    1,300 | 41 |
| Equity Office Properties Trust    5,600 | 152 |
| Equity Residential    3,800 | 113 |
| Plum Creek Timber Co., Inc.    2,500 | 81 |
| ProLogis    2,600 | 86 |
| Simon Property Group, Inc.    2,800 | 144 |
| | **617** |
| **Retail  6.1%** | |
| Albertson's, Inc.    5,275 | 140 |
| •Autonation, Inc.    3,700 | 63 |
| •AutoZone, Inc.    1,200 | 96 |
| •Bed, Bath & Beyond, Inc.    4,200 | 161 |
| Best Buy Co., Inc.    4,650 | 236 |
| •Big Lots, Inc.    1,400 | 20 |
| Circuit City Stores, Inc.    2,900 | 38 |
| Costco Wholesale Corp.    6,500 | 267 |
| CVS Corp.    5,700 | 239 |
| Dillards, Inc., Class A    1,100 | 25 |
| Dollar General Corp.    4,763 | 93 |
| Family Dollar Stores, Inc.    2,400 | 73 |
| Federated Department Stores, Inc.    2,500 | 123 |
| The Gap, Inc.    12,562 | 305 |
| The Home Depot, Inc.    31,600 | 1,112 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| J.C. Penney Co., Inc. Holding Co. 3,900 | 147 |
| • Kohl's Corp. 4,800 | 203 |
| • Kroger Co. 10,600 | 193 |
| Limitedbrands 6,500 | 122 |
| Lowe's Cos., Inc. 11,100 | 583 |
| The May Department Stores Co. 4,050 | 111 |
| Nordstrom, Inc. 2,000 | 85 |
| • Office Depot, Inc. 4,500 | 81 |
| RadioShack Corp. 2,400 | 69 |
| • Safeway, Inc. 6,200 | 157 |
| Sears, Roebuck & Co. 3,100 | 117 |
| Staples, Inc. 7,000 | 205 |
| Target Corp. 13,000 | 552 |
| Tiffany & Co. 2,000 | 74 |
| TJX Cos., Inc. 7,200 | 174 |
| • Toys 'R' Us, Inc. 3,000 | 48 |
| ▲❻ Wal-Mart Stores, Inc. 60,800 | 3,208 |
| Walgreen Co. 14,600 | 529 |
| Winn-Dixie Stores, Inc. 2,100 | 15 |
| | **9,664** |
| **Steel 0.1%** | |
| Allegheny Technologies, Inc. 1,050 | 19 |
| Nucor Corp. 1,200 | 92 |
| United States Steel Corp. 1,500 | 53 |
| Worthington Industries, Inc. 1,200 | 24 |
| | **188** |
| **Telephone 3.3%** | |
| Alltel Corp. 4,400 | 223 |
| AT&T Corp. 11,216 | 164 |
| • AT&T Wireless Services, Inc. 38,595 | 553 |
| • Avaya, Inc. 5,832 | 92 |
| BellSouth Corp. 25,800 | 676 |
| CenturyTel, Inc. 1,900 | 57 |
| • Citizens Communications Co. 3,918 | 47 |
| • Nextel Communications, Inc., Class A 15,700 | 418 |
| • Qwest Communications International, Inc. 24,216 | 87 |
| SBC Communications, Inc. 46,710 | 1,133 |
| Sprint Corp. (FON Group) 20,050 | 353 |
| Verizon Communications, Inc. 38,950 | 1,410 |
| | **5,213** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Tobacco 1.0%** | |
| Altria Group, Inc. 28,900 | 1,447 |
| R.J. Reynolds Tobacco Holdings, Inc. 1,300 | 88 |
| UST, Inc. 2,400 | 86 |
| | **1,621** |
| **Travel & Recreation 0.6%** | |
| Brunswick Corp. 1,200 | 49 |
| Carnival Corp. 9,000 | 423 |
| Harrah's Entertainment, Inc. 1,500 | 81 |
| Hilton Hotels Corp. 5,400 | 101 |
| Marriott International, Inc., Class A 3,300 | 164 |
| Starwood Hotels & Resorts Worldwide, Inc. 2,900 | 130 |
| | **948** |
| **Trucking & Freight 0.1%** | |
| Paccar, Inc. 2,550 | 148 |
| Ryder Systems, Inc. 900 | 36 |
| | **184** |
| **Utilities: Electric & Gas 2.7%** | |
| • The AES Corp. 8,800 | 87 |
| • Allegheny Energy, Inc. 1,551 | 24 |
| Ameren Corp. 2,600 | 112 |
| American Electric Power Co., Inc. 5,560 | 178 |
| • Calpine Corp. 5,600 | 24 |
| Centerpoint Energy, Inc. 4,150 | 48 |
| Cinergy Corp. 2,600 | 99 |
| • CMS Energy Corp. 2,400 | 22 |
| Consolidated Edison, Inc. 3,200 | 127 |
| Constellation Energy Group, Inc. 2,300 | 87 |
| Dominion Resources, Inc. 4,580 | 289 |
| DTE Energy Co. 2,400 | 97 |
| Duke Energy Corp. 12,834 | 261 |
| • Dynegy, Inc., Class A 5,200 | 22 |
| Edison International 4,700 | 120 |
| El Paso Corp. 8,129 | 64 |
| Entergy Corp. 3,300 | 185 |
| Exelon Corp. 9,150 | 305 |
| FirstEnergy Corp. 4,628 | 173 |
| FPL Group, Inc. 2,700 | 173 |
| KeySpan Corp. 2,300 | 85 |

**Portfolio Holdings** continued

| Security and Number of Shares | | Value ($ x 1,000) |
|---|---|---|
| Kinder Morgan, Inc. | 1,690 | 100 |
| Nicor, Inc. | 600 | 20 |
| NiSource, Inc. | 3,546 | 73 |
| Peoples Energy Corp. | 500 | 21 |
| •PG&E Corp. | 5,900 | 165 |
| Pinnacle West Capital Corp. | 1,200 | 49 |
| PPL Corp. | 2,600 | 119 |
| Progress Energy, Inc. | 3,502 | 154 |
| Public Service Enterprise Group, Inc. | 3,300 | 132 |
| Sempra Energy | 3,141 | 108 |
| The Southern Co. | 10,300 | 300 |
| TECO Energy, Inc. | 2,700 | 32 |
| TXU Corp. | 4,522 | 183 |
| Williams Cos., Inc. | 7,300 | 87 |
| Xcel Energy, Inc. | 5,605 | 94 |
| | | **4,219** |

**Short-Term Investments**
4.7% of net assets

| | | |
|---|---|---|
| BlackRock Liquidity Fund Temp Cash Institutional Shares #21 | 1,183,355 | 1,183 |
| Provident Institutional TempFund | 6,293,633 | 6,294 |
| | | **7,477** |

| Security Rate, Maturity Date | Face Amount ($ x 1,000) | |
|---|---|---|

**U.S. Treasury Obligations**
0.4% of net assets

| | | |
|---|---|---|
| ▲U.S. Treasury Bills, 1.23%-1.28%, 09/16/04 | 595 | **593** |

**End of investments.**

| Security Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

**Collateral Invested for Securities on Loan**
10.3% of net assets

**Commercial Paper & Other Corporate Obligations 5.3%**

| | | |
|---|---|---|
| Amsterdam Funding Corp. 1.11%, 07/12/04 | 5 | 5 |
| Bank of America 1.30%, 09/20/04 | 296 | 296 |
| BNP Paribas 1.08%, 07/13/04 | 15 | 15 |
| Canadian Imperial Bank Corp. 1.27%, 01/31/05 | 193 | 193 |
| Concord Minutemen Capital Corp. 1.12%, 07/08/04 | 1,080 | 1,079 |
| Credit Lyonnais 1.08%, 09/30/04 | 240 | 240 |
| Fairway Finance Corp. 1.22%, 07/16/04 | 380 | 380 |
| Foreningssparbanken AB 1.34%, 01/18/05 | 1,525 | 1,491 |
| Fortis Bank 2.06%, 06/08/05 | 732 | 732 |
| 1.78%, 06/06/05 | 413 | 413 |
| Grampian Funding 1.12%, 07/13/04 | 38 | 37 |
| Societe Generale 1.31%, 12/08/04 | 1,044 | 1,044 |
| 1.31%, 06/14/05 | 287 | 287 |
| Svenska Handelsbanken 1.39%, 10/27/04 | 507 | 507 |
| Westdeutsche Landesbank AG 1.50%, 01/10/05 | 712 | 711 |
| 1.30%, 10/12/04 | 310 | 310 |
| 1.28%, 09/29/04 | 127 | 127 |
| 1.23%, 09/23/04 | 530 | 530 |
| | | **8,397** |

**Short-Term Investment 0.5%**

| | | |
|---|---|---|
| Chase Manhattan Bank, Time Deposit 1.25%, 07/01/04 | 723 | **723** |

Security and Number of Shares

**Other Investment Companies 4.5%**

| | | |
|---|---|---|
| Institutional Money Market Trust 7,151,595 | | **7,152** |

**End of collateral invested for securities on loan.**

Statement of
## Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers are x 1,000.

### Assets

| | |
|---|---:|
| Investments, at value (including $15,822 of securities on loan) | $158,385 |
| Collateral invested for securities on loan | 16,272 |
| Receivables: | |
| Fund shares sold | 234 |
| Interest | 4 |
| Dividends | 169 |
| Due from brokers for futures | 32 |
| Income from securities on loan | + 1 |
| **Total assets** | **175,097** |

The fund paid $142,329 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

| | |
|---|---:|
| Purchases | $10,462 |
| Sales/maturities | $4,114 |

### Liabilities

| | |
|---|---:|
| Collateral invested for securities on loan | 16,272 |
| Payables: | |
| Fund shares redeemed | 31 |
| Investments bought | 335 |
| Investment adviser and administrator fees | 1 |
| Accrued expenses | + 47 |
| **Total liabilities** | **16,686** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 175,097 |
| **Total liabilities** | − 16,686 |
| **Net assets** | **$158,411** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 150,733 |
| Net investment income not yet distributed | 2,732 |
| Net realized capital losses | (11,165) |
| Net unrealized capital gains | 16,111 |

These derive from investments and futures. As of the report date, the fund had twenty-eight open S&P 500 futures contracts due to expire on September 17, 2004, with an aggregate contract value of $7,983 and net unrealized gains of $55.

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $158,411 | | 9,549 | | $16.59 |

**Federal Tax Data**

| | |
|---|---:|
| **Portfolio Cost** | $142,999 |

**Net unrealized gains and losses:**

| | |
|---|---:|
| Gains | $34,479 |
| Losses | + (19,093) |
| | **$15,386** |

**As of December 31, 2003:**

**Undistributed earnings:**

| | |
|---|---:|
| Ordinary income | $1,719 |
| Long-term capital gains | $— |

**Unused capital losses:**

| Expires 12/31 of: | Loss amount |
|---|---:|
| 2008 | $665 |
| 2009 | 1,821 |
| 2010 | 7,810 |
| 2011 | + 38 |
| | **$10,334** |

*See financial notes.*   13

Statement of
## Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers are x 1,000.

### Investment Income

| | | |
|---|---|---:|
| Dividends | | $1,197 |
| Interest | | 18 |
| Securities on loan | + | 9 |
| **Total investment income** | | **1,224** |

### Net Realized Gains and Losses

| | | |
|---|---|---:|
| Net realized losses on investments sold | | (133) |
| Net realized gains on futures contracts | + | 279 |
| **Net realized gains** | | **146** |

### Net Unrealized Gains and Losses

| | | |
|---|---|---:|
| Net unrealized gains on investments | | 3,823 |
| Net unrealized losses on futures contracts | + | (134) |
| **Net unrealized gains** | | **3,689** |

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

### Expenses

| | | |
|---|---|---:|
| Investment adviser and administrator fees | | 151 |
| Trustees' fees | | 9 |
| Custodian fees | | 16 |
| Portfolio accounting fees | | 10 |
| Professional fees | | 17 |
| Shareholder reports | | 16 |
| Other expenses | + | 10 |
| Total expenses | | 229 |
| Expense reduction | − | 18 |
| **Net expenses** | | **211** |

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the operating expenses of this fund through April 30, 2005, to 0.28% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

### Increase in Net Assets From Operations

| | | |
|---|---|---:|
| **Total investment income** | | 1,224 |
| **Net expenses** | − | 211 |
| **Net investment income** | | **1,013** |
| **Net realized gains** | | 146 |
| **Net unrealized gains** | + | 3,689 |
| **Increase in net assets from operations** | | **$4,848** |

These add up to a net gain on investments of $3,835.

Statements of

## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

### Operations

| | 1/1/04–6/30/04 | 1/1/03–12/31/03 |
|---|---|---|
| Net investment income | $1,013 | $1,719 |
| Net realized gains or losses | 146 | (188) |
| Net unrealized gains | + 3,689 | 27,789 |
| **Increase in net assets from operations** | **4,848** | **29,320** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **$–** | **$1,477** |

### Transactions in Fund Shares

| | 1/1/04–6/30/04 | | 1/1/03–12/31/03 | |
|---|---|---|---|---|
| | SHARES | VALUE | SHARES | VALUE |
| Shares sold | 1,597 | $26,164 | 2,724 | $38,442 |
| Shares reinvested | – | – | 95 | 1,477 |
| Shares redeemed | + (1,145) | (18,671) | (1,487) | (19,991) |
| **Net transactions in fund shares** | **452** | **$7,493** | **1,332** | **$19,928** |

### Shares Outstanding and Net Assets

| | 1/1/04–6/30/04 | | 1/1/03–12/31/03 | |
|---|---|---|---|---|
| | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | 9,097 | $146,070 | 7,765 | $98,299 |
| Total increase | + 452 | 12,341 | 1,332 | 47,771 |
| **End of period** | **9,549** | **$158,411** | **9,097** | **$146,070** |

Unless stated, all numbers are x 1,000.

The tax-basis components of distributions paid for the period ended 12/31/03 are:

| | |
|---|---|
| Ordinary income | $1,477 |
| Long-term capital gains | $– |

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $2,732 and $1,719 for the current period and the prior period, respectively.

# Financial Notes unaudited

## Business Structure of the Fund

**The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

**The fund offers one share class.** Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of partici-pating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

## Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other investments and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

**The fund pays dividends** from net investment income and makes distributions from net capital gains once a year.

**The fund may invest in futures contracts.** Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

**The fund may enter into repurchase agreements.** In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

---

### The Trust and its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

**Schwab Annuity Portfolios** organized January 21, 1994
   Schwab Money Market Portfolio
   Schwab MarketTrack Growth Portfolio II
   **Schwab S&P 500 Portfolio**

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

**The fund may loan securities to certain brokers, dealers and other financial institutions who pay the fund negotiated fees.** The fund receives cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

**The fund pays fees to affiliates of the investment adviser for various services.** Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

**The fund may engage in certain transactions involving related parties.** For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in its index.

The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

**The fund may borrow money from banks and custodians.** The fund may obtain temporary bank loans through its trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

| Amount outstanding at 6/30/04 ($ x 1,000) | Average borrowing* ($ x 1,000) | Weighted average interest rate* (%) |
|---|---|---|
| – | 171 | 1.37 |

**The fund intends to meet federal income tax requirements for regulated investment companies.** Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

**Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund.** In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

**The fund values the securities in its portfolio every business day.** The fund uses the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

• **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Dividends and distributions from portfolio securities** are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

**Income from interest and the accretion of discounts** is recorded as it accrues.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Assets and liabilities denominated in foreign currencies** are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

**Expenses** that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

**The fund maintains its own account for purposes of holding assets and accounting,** and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 6/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

| Individuals Who Are Interested Trustees and Officers of the Trust | | |
|---|---|---|
| Name and Birthdate | Trust Position(s); Trustee Since | Main Occupations and Other Directorships and Affiliations |
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

| Individuals Who Are Interested Trustees but Not Officers of the Trust | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Dawn G. Lepore**[1]<br>3/21/54 | 2003 (all trusts). | Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |

| Individuals Who Are Officers of the Trust but Not Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trust Office(s) Held** | **Main Occupations and Other Directorships and Affiliations** |
| **Randall W. Merk**<br>7/25/54 | President, CEO (all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung**<br>3/7/51 | Treasurer, Principal Financial Officer (all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward**<br>4/5/55 | SVP, Chief Investment Officer (all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton**<br>3/13/61 | Secretary (all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

| Individuals Who Are Independent Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

*charles* SCHWAB

**Large-Cap Blend**

# Schwab MarketTrack Growth Portfolio II

*Balanced*

**For the period ended June 30, 2004**

Inception Date: November 1, 1996

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

## Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by calling 1-800-435-4000.

# Management's Discussion  for the six months ended June 30, 2004



**Geri Hom,** a vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the equity portions of the portfolio. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

**Kimon Daifotis,** CFA, senior vice president and Head of Fixed Income Portfolio Management for the investment adviser, oversees the day-to-day management of the bond and cash portions of the portfolio. Prior to joining the firm in 1997, he worked for more than 18 years in research and asset management.

*Effective July 19, 2004, Geri Hom retired. Jeff Mortimer, senior vice president and Chief Investment Officer, Equities of Charles Schwab Investment Management, Inc., is responsible for the overall management of the portfolio.*

**The encouraging economic climate that was reported in late 2003 continued to improve into 2004.** Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a pause in the upward trend in consumer confidence. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. The only big piece missing was job growth, which remained sluggish through the beginning of first quarter.

Amid this benign inflationary environment, the Federal Reserve (the Fed) elected to hold the Fed funds rate at a 45-year low in March to provide liquidity necessary to maintain economic growth. Job growth picked up strongly in March and continued into the second quarter. With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation.

Inflationary concerns were based on surging oil prices, which hit a 13-year high amid tight supplies. And while commodity prices moderated somewhat during the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise.

Most market watchers expected the Fed to raise interest rates, and it did at the end of June. At that time the Federal Open Market Committee increased the Fed funds target 0.25% to 1.25%, the first rate hike since May 2000, when the Fed funds target was raised to 6.50%.

**The Schwab MarketTrack Growth Portfolio II** was up 2.89% for the period, closely tracking its benchmark, which returned 3.05% for the six-month period. Returns were hampered because the large-cap portion of the portfolio is tilted to growth and the style in favor was value. The small-cap portion of the portfolio was the strongest category for the period, followed by the international portion.

Past performance does not indicate future results.
Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.
All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.
Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.
Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.
Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

---

## Asset Class Performance Comparison  % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 0.45%  **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations

- ■ 0.15%  **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market

- ■ 3.44%  **S&P 500® Index:** measures U.S. large-cap stocks

- ■ 6.76%  **Russell 2000® Index:** measures U.S. small-cap stocks

- □ 4.56%  **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

# Schwab MarketTrack Growth Portfolio II

## Performance as of 6/30/04

### Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- ■ **Portfolio**
- ■ Benchmark: **Growth Composite Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



|  | 6 Months | 1 Year | 5 Years | Since Inception: 11/1/96 |
|---|---|---|---|---|
| Portfolio | 2.89% | 18.61% | 1.44% | 7.09% |
| Growth Composite Index | 3.05% | 18.81% | 2.71% | 7.35% |
| Morningstar Large-Cap Blend | 2.49% | 16.78% | -3.26% | n/a |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/annuity.**

### Performance of a Hypothetical $10,000 Investment[1,2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- ■ $16,906 **Portfolio**
- ■ $17,218 **Growth Composite Index**
- ■ $18,215 **S&P 500® Index**
- □ $16,586 **Lehman Brothers U.S. Aggregate Bond Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results. Results for the report period are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

## Portfolio Facts as of 6/30/04

**Style Assessment**[1]

**Investment Style**

Value   Blend   Growth



Market Cap
Large  Medium  Small

### Statistics

| | |
|---|---|
| **Number of Holdings** | 507 |
| **Weighted Average Market Cap** ($ x 1,000,000) | $59,071 |
| **Price/Earnings Ratio** (P/E) | 26.4 |
| **Price/Book Ratio** (P/B) | 2.6 |
| **Portfolio Turnover Rate**[2] | 3% |

### Top Holdings[3]

| Security | % of Net Assets |
|---|---|
| ❶ **Schwab Small-Cap Index Fund,** Select Shares | 20.3 |
| ❷ **Schwab International Index Fund,** Select Shares | 20.2 |
| ❸ **Schwab Total Bond Market Fund** | 14.7 |
| ❹ **General Electric Co.** | 1.3 |
| ❺ **Microsoft Corp.** | 1.2 |
| ❻ **Exxon Mobil Corp.** | 1.1 |
| ❼ **Pfizer, Inc.** | 1.0 |
| ❽ **Citigroup, Inc.** | 0.9 |
| ❾ **Wal-Mart Stores, Inc.** | 0.9 |
| ❿ **American International Group, Inc.** | 0.7 |
| **Total** | **62.3** |

### Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 40.5% Large-Cap Stocks
- 20.3% Small-Cap Stocks
- 20.2% International Stocks
- 14.7% Bonds
- 4.3% Short-Term Investments

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the stock portion of the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 6/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

# Schwab MarketTrack Growth Portfolio II

## Financial Statements

### Financial Highlights

| | 1/1/04–<br>6/30/04* | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | | |
| Net asset value at beginning of period | 13.49 | 10.75 | 12.99 | 14.81 | 15.84 | 14.24 |
| Income or loss from investment operations: | | | | | | |
|     Net investment income | 0.05 | 0.16 | 0.17 | 0.18 | 0.35 | 0.15 |
|     Net realized and unrealized gains or losses | 0.34 | 2.74 | (2.17) | (1.43) | (1.13) | 2.63 |
|     Total income or loss from investment operations | 0.39 | 2.90 | (2.00) | (1.25) | (0.78) | 2.78 |
| Less distributions: | | | | | | |
|     Dividends from net investment income | – | (0.16) | (0.20) | (0.35) | (0.14) | (0.18) |
|     Distributions from net realized gains | – | – | (0.04) | (0.22) | (0.11) | (1.00) |
|     Total distributions | – | (0.16) | (0.24) | (0.57) | (0.25) | (1.18) |
| Net asset value at end of period | 13.88 | 13.49 | 10.75 | 12.99 | 14.81 | 15.84 |
| Total return (%) | 2.89[1] | 26.97 | (15.44) | (8.40) | (4.82) | 19.63 |
| **Ratios/Supplemental Data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
|     Net operating expenses[2] | 0.50[3] | 0.50 | 0.50 | 0.50 | 0.56[4] | 0.56 |
|     Gross operating expenses[2] | 0.70[3] | 0.87 | 1.00 | 0.82 | 0.84 | 1.09 |
|     Net investment income | 0.66[3] | 1.70 | 1.59 | 1.67 | 2.80 | 1.32 |
| Portfolio turnover rate | 3[1] | 10 | 30 | 13 | 19 | 14 |
| Net assets, end of period ($ x 1,000,000) | 30 | 30 | 20 | 22 | 22 | 19 |

\* Unaudited.

[1] Not annualized.

[2] The expense incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.55% if certain non-routine expenses (proxy fees) had not been included.

## Portfolio Holdings as of June 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶  Top ten holding

•  Non-income producing security

▮  Issuer is affiliated with the fund's adviser

| Holdings by Category | Cost ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 55.2%  Other Investment Companies | 15,628 | 16,795 |
| 40.3%  Common Stock | 10,273 | 12,280 |
| 4.3%  Short-Term Investments | 1,317 | 1,317 |
| 99.8%  Total Investments | 27,218 | 30,392 |
| 0.2%  Other Assets and Liabilities, Net | | 65 |
| 100.0%  Total Net Assets | | 30,457 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|

### Common Stock  40.3% of net assets

**Aerospace / Defense  0.7%**

| | |
|---|---|
| The Boeing Co.    938 | 48 |
| Crane Co.    100 | 3 |
| General Dynamics Corp.    150 | 15 |
| Goodrich Corp.    100 | 3 |
| Lockheed Martin Corp.    540 | 28 |
| Northrop Grumman Corp.    428 | 23 |
| Raytheon Co.    500 | 18 |
| Rockwell Automation, Inc.    200 | 8 |
| Rockwell Collins, Inc.    200 | 7 |
| Textron, Inc.    150 | 9 |
| United Technologies Corp.    530 | 49 |
| | **211** |

**Air Transportation  0.5%**

| | |
|---|---|
| Delta Air Lines, Inc.    100 | 1 |
| FedEx Corp.    350 | 28 |
| Sabre Holdings Corp.    172 | 5 |
| Southwest Airlines Co.    900 | 15 |
| United Parcel Service, Inc., Class B    1,247 | 94 |
| | **143** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|

**Alcoholic Beverages  0.2%**

| | |
|---|---|
| Adolph Coors Co., Class B    25 | 2 |
| Anheuser-Busch Cos., Inc.    975 | 53 |
| Brown-Forman Corp., Class B    150 | 7 |
| | **62** |

**Apparel  0.1%**

| | |
|---|---|
| Jones Apparel Group, Inc.    150 | 6 |
| Liz Claiborne, Inc.    100 | 3 |
| Nike, Inc., Class B    300 | 23 |
| Reebok International Ltd.    100 | 4 |
| VF Corp.    100 | 5 |
| | **41** |

**Automotive Products / Motor Vehicles  0.5%**

| | |
|---|---|
| Cooper Tire & Rubber Co.    100 | 2 |
| Cummins, Inc.    50 | 3 |
| Dana Corp.    180 | 4 |
| Danaher Corp.    350 | 18 |
| Delphi Corp.    579 | 6 |
| Eaton Corp.    200 | 13 |
| Ford Motor Co.    2,098 | 33 |
| General Motors Corp.    650 | 30 |
| Genuine Parts Co.    200 | 8 |
| • Goodyear Tire & Rubber Co.    100 | 1 |
| Harley-Davidson, Inc.    350 | 22 |
| • Navistar International Corp.    100 | 4 |
| Visteon Corp.    104 | 1 |
| | **145** |

**Banks  3.0%**

| | |
|---|---|
| AmSouth Bancorp.    430 | 11 |
| Bank of America Corp.    2,320 | 196 |
| The Bank of New York Co., Inc.    900 | 26 |
| Bank One Corp.    1,247 | 64 |
| BB&T Corp.    626 | 23 |
| Comerica, Inc.    200 | 11 |
| Fifth Third Bancorp    667 | 36 |
| First Horizon National Corp.    150 | 7 |
| Huntington Bancshares, Inc.    333 | 8 |
| J.P. Morgan Chase & Co.    2,340 | 91 |
| KeyCorp, Inc.    500 | 15 |
| M&T Bank Corp.    140 | 12 |
| Marshall & Ilsley Corp.    300 | 12 |
| Mellon Financial Corp.    525 | 15 |
| National City Corp.    724 | 25 |
| North Fork Bancorp., Inc.    200 | 8 |
| Northern Trust Corp.    250 | 10 |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| PNC Financial Services Group, Inc. 340 | 18 |
| Regions Financial Corp. 300 | 11 |
| SouthTrust Corp. 375 | 14 |
| State Street Corp. 400 | 20 |
| SunTrust Banks, Inc. 320 | 21 |
| Synovus Financial Corp. 325 | 8 |
| U.S. Bancorp 2,274 | 63 |
| Union Planters Corp. 225 | 7 |
| Wachovia Corp. 1,549 | 69 |
| Wells Fargo & Co. 1,900 | 109 |
| Zions Bancorp. 100 | 6 |
| | **916** |
| **Business Machines & Software 3.7%** | |
| Adobe Systems, Inc. 250 | 12 |
| • Apple Computer, Inc. 400 | 13 |
| Autodesk, Inc. 100 | 4 |
| • BMC Software, Inc. 200 | 4 |
| • Cisco Systems, Inc. 7,925 | 188 |
| • Compuware Corp. 400 | 3 |
| • Comverse Technology, Inc. 200 | 4 |
| • Dell, Inc. 2,925 | 105 |
| • EMC Corp. 2,850 | 32 |
| • Gateway, Inc. 200 | 1 |
| Hewlett-Packard Co. 3,462 | 73 |
| International Business Machines Corp. 1,920 | 169 |
| • Lexmark International, Inc., Class A 150 | 14 |
| ❺ Microsoft Corp. 12,515 | 357 |
| • NCR Corp. 100 | 5 |
| • Network Appliance, Inc. 400 | 9 |
| • Novell, Inc. 400 | 3 |
| • Oracle Corp. 6,000 | 72 |
| Pitney Bowes, Inc. 250 | 11 |
| • Siebel Systems, Inc. 600 | 6 |
| • Sun Microsystems, Inc. 3,675 | 16 |
| • Unisys Corp. 350 | 5 |
| • Xerox Corp. 900 | 13 |
| | **1,119** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Business Services 1.8%** | |
| • Affiliated Computer Services, Inc., Class A 103 | 6 |
| • Allied Waste Industries, Inc. 400 | 5 |
| • Apollo Group, Inc., Class A 200 | 18 |
| Automatic Data Processing, Inc. 700 | 29 |
| Cendant Corp. 1,190 | 29 |
| Cintas Corp. 182 | 9 |
| • Citrix Systems, Inc. 175 | 4 |
| Computer Associates International, Inc. 700 | 20 |
| • Computer Sciences Corp. 200 | 9 |
| • Convergys Corp. 137 | 2 |
| Deluxe Corp. 100 | 4 |
| • eBay, Inc. 759 | 70 |
| Electronic Data Systems Corp. 550 | 11 |
| Equifax, Inc. 175 | 4 |
| First Data Corp. 1,032 | 46 |
| • Fiserv, Inc. 225 | 9 |
| H&R Block, Inc. 200 | 10 |
| IMS Health, Inc. 300 | 7 |
| • Interpublic Group of Cos., Inc. 500 | 7 |
| • Intuit, Inc. 244 | 9 |
| • Mercury Interactive Corp. 100 | 5 |
| • Monster Worldwide, Inc. 95 | 3 |
| • Omnicom Group, Inc. 220 | 17 |
| • Parametric Technology Corp. 200 | 1 |
| Paychex, Inc. 425 | 14 |
| • PeopleSoft, Inc. 400 | 7 |
| • Robert Half International, Inc. 200 | 6 |
| • Sungard Data Systems, Inc. 361 | 9 |
| • Symantec Corp. 300 | 13 |
| Tyco International Ltd. 2,360 | 78 |
| • Veritas Software Corp. 500 | 14 |
| Waste Management, Inc. 720 | 22 |
| • Yahoo!, Inc. 1,580 | 57 |
| | **554** |

 *See financial notes.*

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Chemicals 0.6%** | |
| Air Products & Chemicals, Inc.    250 | 13 |
| Dow Chemical Co.    1,121 | 46 |
| E.I. du Pont de Nemours & Co.    1,169 | 52 |
| Eastman Chemical Co.    100 | 5 |
| Ecolab, Inc.    275 | 9 |
| Great Lakes Chemical Corp.    100 | 3 |
| • Hercules, Inc.    100 | 1 |
| Monsanto Co.    314 | 12 |
| PPG Industries, Inc.    200 | 12 |
| Praxair, Inc.    400 | 16 |
| Rohm & Haas Co.    300 | 12 |
| Sigma-Aldrich Corp.    100 | 6 |
| | **187** |
| **Construction 0.2%** | |
| Centex Corp.    150 | 7 |
| Fluor Corp.    100 | 5 |
| KB Home    50 | 3 |
| Masco Corp.    500 | 16 |
| Pulte Homes, Inc.    150 | 8 |
| The Sherwin-Williams Co.    175 | 7 |
| The Stanley Works    100 | 4 |
| Vulcan Materials Co.    100 | 5 |
| | **55** |
| **Consumer Durables 0.1%** | |
| Black & Decker Corp.    100 | 6 |
| Leggett & Platt, Inc.    200 | 5 |
| Maytag Corp.    100 | 3 |
| Newell Rubbermaid, Inc.    300 | 7 |
| Whirlpool Corp.    100 | 7 |
| | **28** |
| **Containers 0.1%** | |
| Ball Corp.    100 | 7 |
| Bemis Co.    100 | 3 |
| • Pactiv Corp.    200 | 5 |
| • Sealed Air Corp.    103 | 5 |
| | **20** |
| **Electronics 2.3%** | |
| • ADC Telecommunications, Inc.    700 | 2 |
| • Advanced Micro Devices, Inc.    400 | 6 |
| • Agilent Technologies, Inc.    566 | 17 |
| • Altera Corp.    464 | 10 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| American Power Conversion Corp.    275 | 5 |
| Analog Devices, Inc.    450 | 21 |
| • Andrew Corp.    200 | 4 |
| • Applied Materials, Inc.    2,000 | 39 |
| • Applied Micro Circuits Corp.    221 | 1 |
| • Broadcom Corp., Class A    355 | 17 |
| • CIENA Corp.    300 | 1 |
| Intel Corp.    7,475 | 206 |
| ITT Industries, Inc.    100 | 8 |
| • Jabil Circuit, Inc.    208 | 5 |
| • JDS Uniphase Corp.    1,654 | 6 |
| • KLA-Tencor Corp.    240 | 12 |
| Linear Technology Corp.    400 | 16 |
| • LSI Logic Corp.    400 | 3 |
| • Lucent Technologies, Inc.    5,055 | 19 |
| Maxim Integrated Products, Inc.    400 | 21 |
| • Micron Technology, Inc.    650 | 10 |
| Molex, Inc.    225 | 7 |
| Motorola, Inc.    2,721 | 50 |
| • National Semiconductor Corp.    400 | 9 |
| • Novellus Systems, Inc.    175 | 6 |
| • Nvidia Corp.    200 | 4 |
| PerkinElmer, Inc.    118 | 2 |
| • PMC — Sierra, Inc.    200 | 3 |
| • Power-One, Inc.    226 | 3 |
| • QLogic Corp.    113 | 3 |
| Qualcomm, Inc.    900 | 66 |
| • Sanmina-SCI Corp.    500 | 5 |
| Scientific-Atlanta, Inc.    175 | 6 |
| • Solectron Corp.    1,000 | 7 |
| Symbol Technologies, Inc.    289 | 4 |
| Tektronix, Inc.    100 | 3 |
| • Tellabs, Inc.    500 | 4 |
| • Teradyne, Inc.    200 | 5 |
| Texas Instruments, Inc.    2,050 | 50 |
| • Thermo Electron Corp.    175 | 5 |
| • Thomas & Betts Corp.    80 | 2 |
| • Waters Corp.    150 | 7 |
| • Xilinx, Inc.    375 | 13 |
| | **693** |
| **Energy: Raw Materials 0.6%** | |
| Anadarko Petroleum Corp.    295 | 17 |
| Apache Corp.    386 | 17 |
| Baker Hughes, Inc.    431 | 16 |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • BJ Services Co.    200 | 9 |
| Burlington Resources, Inc.    400 | 15 |
| Devon Energy Corp.    290 | 19 |
| EOG Resources, Inc.    132 | 8 |
| Halliburton Co.    500 | 15 |
| • Noble Corp.    200 | 8 |
| Occidental Petroleum Corp.    465 | 23 |
| • Rowan Cos., Inc.    100 | 2 |
| Schlumberger Ltd.    700 | 44 |
| Valero Energy Corp.    100 | 7 |
| | **200** |

### Food & Agriculture  1.5%

| | |
|---|---|
| Archer-Daniels-Midland Co.    774 | 13 |
| Campbell Soup Co.    500 | 13 |
| The Coca-Cola Co.    2,825 | 143 |
| Coca-Cola Enterprises, Inc.    550 | 16 |
| ConAgra Foods, Inc.    650 | 18 |
| General Mills, Inc.    450 | 21 |
| H.J. Heinz Co.    400 | 16 |
| Hershey Foods Corp.    300 | 14 |
| Kellogg Co.    500 | 21 |
| McCormick & Co., Inc.    200 | 7 |
| The Pepsi Bottling Group, Inc.    312 | 9 |
| PepsiCo, Inc.    1,955 | 105 |
| Sara Lee Corp.    900 | 21 |
| Supervalu, Inc.    175 | 5 |
| Sysco Corp.    700 | 25 |
| Wm. Wrigley Jr. Co.    250 | 16 |
| | **463** |

### Gold  0.1%

| | |
|---|---|
| Newmont Mining Corp.    500 | **19** |

### Healthcare / Drugs & Medicine  5.3%

| | |
|---|---|
| Abbott Laboratories    1,760 | 72 |
| Allergan, Inc.    150 | 13 |
| AmerisourceBergen Corp.    150 | 9 |
| • Amgen, Inc.    1,470 | 80 |
| • Anthem, Inc.    175 | 16 |
| Applied Biosystems Group — Applera Corp.    200 | 4 |
| Bausch & Lomb, Inc.    100 | 7 |
| Baxter International, Inc.    725 | 25 |
| Becton Dickinson & Co.    300 | 16 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • Biogen Idec, Inc.    380 | 24 |
| Biomet, Inc.    325 | 14 |
| • Boston Scientific Corp.    988 | 42 |
| Bristol-Myers Squibb Co.    2,300 | 56 |
| C.R. Bard, Inc.    100 | 6 |
| Cardinal Health, Inc.    525 | 37 |
| • Caremark Rx, Inc.    535 | 18 |
| • Chiron Corp.    200 | 9 |
| Eli Lilly & Co.    1,320 | 92 |
| • Express Scripts, Inc.    100 | 8 |
| • Forest Laboratories, Inc.    450 | 26 |
| • Genzyme Corp.    250 | 12 |
| • Gilead Sciences, Inc.    150 | 10 |
| Guidant Corp.    350 | 20 |
| HCA, Inc.    600 | 25 |
| Health Management Associates, Inc., Class A    300 | 7 |
| • Hospira, Inc.    186 | 5 |
| • Humana, Inc.    200 | 3 |
| Johnson & Johnson    3,436 | 191 |
| • King Pharmaceuticals, Inc.    233 | 3 |
| Manor Care, Inc.    100 | 3 |
| McKesson Corp.    374 | 13 |
| • Medco Health Solutions, Inc.    337 | 13 |
| • Medimmune, Inc.    300 | 7 |
| Medtronic, Inc.    1,340 | 65 |
| Merck & Co., Inc.    2,550 | 121 |
| Mylan Laboratories, Inc.    300 | 6 |
| ❼ Pfizer, Inc.    8,759 | 300 |
| Quest Diagnostics    139 | 12 |
| Schering-Plough Corp.    1,700 | 31 |
| • St. Jude Medical, Inc.    200 | 15 |
| Stryker Corp.    464 | 26 |
| • Tenet Healthcare Corp.    450 | 6 |
| UnitedHealth Group, Inc.    730 | 45 |
| • Watson Pharmaceuticals, Inc.    100 | 3 |
| • WellPoint Health Networks, Inc.    175 | 20 |
| Wyeth    1,500 | 54 |
| • Zimmer Holdings, Inc.    275 | 24 |
| | **1,614** |

### Household Products  0.9%

| | |
|---|---|
| Alberto-Culver Co., Class B    50 | 2 |
| Avon Products, Inc.    540 | 25 |
| Clorox Co.    250 | 13 |
| Colgate-Palmolive Co.    550 | 32 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| The Gillette Co.   1,200 | 51 |
| International Flavors & Fragrances, Inc.   100 | 4 |
| Procter & Gamble Co.   2,840 | 155 |
| | **282** |

**Insurance  2.0%**

| | |
|---|---|
| ACE Ltd.   340 | 14 |
| Aetna, Inc.   100 | 9 |
| AFLAC, Inc.   600 | 25 |
| The Allstate Corp.   840 | 39 |
| AMBAC Financial Group, Inc.   123 | 9 |
| ❿ American International Group, Inc.   3,006 | 214 |
| AON Corp.   325 | 9 |
| Chubb Corp.   240 | 16 |
| CIGNA Corp.   175 | 12 |
| Cincinnati Financial Corp.   210 | 9 |
| Hartford Financial Services Group, Inc.   340 | 23 |
| Jefferson-Pilot Corp.   175 | 9 |
| Lincoln National Corp.   200 | 9 |
| Loews Corp.   200 | 12 |
| Marsh & McLennan Cos., Inc.   625 | 28 |
| MBIA, Inc.   150 | 9 |
| Metlife, Inc.   915 | 33 |
| MGIC Investment Corp.   100 | 8 |
| • Principal Financial Group, Inc.   381 | 13 |
| The Progressive Corp.   265 | 23 |
| Prudential Financial, Inc.   650 | 30 |
| Safeco Corp.   150 | 7 |
| St. Paul Cos., Inc.   797 | 32 |
| Torchmark Corp.   150 | 8 |
| UnumProvident Corp.   323 | 5 |
| XL Capital Ltd., Class A   155 | 12 |
| | **617** |

**Media  1.4%**

| | |
|---|---|
| Clear Channel Communications, Inc.   729 | 27 |
| • Comcast Corp., Class A   2,576 | 72 |
| Dow Jones & Co., Inc.   100 | 5 |
| Gannett Co., Inc.   325 | 28 |
| Knight-Ridder, Inc.   100 | 7 |
| The McGraw-Hill Cos., Inc.   225 | 17 |
| Meredith Corp.   50 | 3 |
| New York Times Co., Class A   200 | 9 |
| R.R. Donnelley & Sons Co.   300 | 10 |
| • Time Warner, Inc.   5,200 | 91 |
| Tribune Co.   400 | 18 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • Univision Communications, Inc., Class A   354 | 11 |
| Viacom, Inc., Class B   1,992 | 71 |
| The Walt Disney Co.   2,430 | 62 |
| | **431** |

**Miscellaneous  0.3%**

| | |
|---|---|
| 3M Co.   925 | **83** |

**Miscellaneous Finance  3.1%**

| | |
|---|---|
| American Express Co.   1,450 | 75 |
| The Bear Stearns Cos., Inc.   110 | 9 |
| Capital One Financial Corp.   290 | 20 |
| ▮ The Charles Schwab Corp.   1,575 | 15 |
| Charter One Financial, Inc.   280 | 12 |
| ❽ Citigroup, Inc.   5,922 | 275 |
| Countrywide Financial Corp.   330 | 23 |
| • E*TRADE Group, Inc.   400 | 4 |
| Fannie Mae   1,145 | 82 |
| Federated Investors, Inc., Class B   100 | 3 |
| Franklin Resources, Inc.   300 | 15 |
| Freddie Mac   800 | 51 |
| Golden West Financial Corp.   175 | 19 |
| Goldman Sachs Group, Inc.   562 | 53 |
| Janus Capital Group, Inc.   300 | 5 |
| Lehman Brothers Holdings, Inc.   250 | 19 |
| MBNA Corp.   1,487 | 38 |
| Merrill Lynch & Co., Inc.   1,150 | 62 |
| Moody's Corp.   175 | 11 |
| Morgan Stanley   1,230 | 65 |
| • Providian Financial Corp.   350 | 5 |
| SLM Corp.   550 | 22 |
| Sovereign Bancorp., Inc.   300 | 7 |
| T. Rowe Price Group, Inc.   150 | 8 |
| Washington Mutual, Inc.   1,050 | 41 |
| | **939** |

**Non-Durables & Entertainment  0.4%**

| | |
|---|---|
| Darden Restaurants, Inc.   150 | 3 |
| • Electronic Arts, Inc.   354 | 19 |
| Fortune Brands, Inc.   175 | 13 |
| Hasbro, Inc.   200 | 4 |
| International Game Technology   413 | 16 |
| Mattel, Inc.   500 | 9 |
| McDonald's Corp.   1,450 | 38 |
| • Starbucks Corp.   470 | 20 |
| Wendy's International, Inc.   140 | 5 |
| • Yum! Brands, Inc.   320 | 12 |
| | **139** |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Non-Ferrous Metals  0.2%** | |
| Alcoa, Inc.    1,000 | 33 |
| Engelhard Corp.    160 | 5 |
| Freeport-McMoran Copper & Gold, Inc., Class B    200 | 7 |
| •Phelps Dodge Corp.    100 | 8 |
| | 53 |
| **Oil: Domestic  0.4%** | |
| Amerada Hess Corp.    100 | 8 |
| Ashland, Inc.    100 | 5 |
| ConocoPhillips    805 | 62 |
| Kerr-McGee Corp.    150 | 8 |
| Marathon Oil Corp.    400 | 15 |
| •Nabors Industries Ltd.    175 | 8 |
| Sunoco, Inc.    100 | 6 |
| •Transocean, Inc.    358 | 10 |
| Unocal Corp.    300 | 12 |
| | 134 |
| **Oil: International  1.5%** | |
| ChevronTexaco Corp.    1,170 | 110 |
| ❻ Exxon Mobil Corp.    7,580 | 337 |
| | 447 |
| **Optical & Photo  0.1%** | |
| •Corning, Inc.    1,500 | 20 |
| Eastman Kodak Co.    300 | 8 |
| | 28 |
| **Paper & Forest Products  0.3%** | |
| Boise Cascade Corp.    75 | 3 |
| Georgia-Pacific Corp.    326 | 12 |
| International Paper Co.    570 | 25 |
| Kimberly-Clark Corp.    600 | 40 |
| Louisiana-Pacific Corp.    100 | 2 |
| MeadWestvaco Corp.    197 | 6 |
| Temple-Inland, Inc.    50 | 3 |
| Weyerhaeuser Co.    250 | 16 |
| | 107 |
| **Producer Goods & Manufacturing  2.1%** | |
| •American Standard Cos., Inc.    300 | 12 |
| Avery Dennison Corp.    150 | 10 |
| Caterpillar, Inc.    400 | 32 |
| Cooper Industries Ltd., Class A    100 | 6 |
| Deere & Co.    250 | 17 |
| Dover Corp.    260 | 11 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Emerson Electric Co.    500 | 32 |
| ❹ General Electric Co.    12,100 | 392 |
| Honeywell International, Inc.    987 | 36 |
| Illinois Tool Works, Inc.    350 | 33 |
| Ingersoll-Rand Co., Class A    200 | 14 |
| Johnson Controls, Inc.    240 | 13 |
| •Millipore Corp.    75 | 4 |
| Pall Corp.    100 | 3 |
| Parker Hannifin Corp.    150 | 9 |
| Snap-On, Inc.    75 | 2 |
| W.W. Grainger, Inc.    100 | 6 |
| | 632 |
| **Railroad & Shipping  0.2%** | |
| Burlington Northern Santa Fe Corp.    400 | 14 |
| CSX Corp.    225 | 7 |
| Norfolk Southern Corp.    480 | 13 |
| Union Pacific Corp.    295 | 18 |
| | 52 |
| **Real Property  0.2%** | |
| Apartment Investment & Management Co., Class A    100 | 3 |
| Equity Office Properties Trust    500 | 14 |
| Equity Residential    300 | 9 |
| Plum Creek Timber Co., Inc.    200 | 6 |
| ProLogis    200 | 7 |
| Simon Property Group, Inc.    240 | 12 |
| | 51 |
| **Retail  2.6%** | |
| Albertson's, Inc.    400 | 11 |
| •Autonation, Inc.    300 | 5 |
| •AutoZone, Inc.    100 | 8 |
| •Bed, Bath & Beyond, Inc.    350 | 13 |
| Best Buy Co., Inc.    390 | 20 |
| •Big Lots, Inc.    88 | 1 |
| Circuit City Stores, Inc.    200 | 3 |
| Costco Wholesale Corp.    560 | 23 |
| CVS Corp.    490 | 21 |
| Dillards, Inc., Class A    100 | 2 |
| Dollar General Corp.    395 | 8 |
| Family Dollar Stores, Inc.    200 | 6 |
| Federated Department Stores, Inc.    200 | 10 |
| The Gap, Inc.    1,037 | 25 |
| The Home Depot, Inc.    2,600 | 91 |
| J.C. Penney Co., Inc. Holding Co.    300 | 11 |
| •Kohl's Corp.    400 | 17 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • Kroger Co. 900 | 16 |
| Limitedbrands 600 | 11 |
| Lowe's Cos., Inc. 940 | 49 |
| The May Department Stores Co. 350 | 10 |
| Nordstrom, Inc. 200 | 8 |
| • Office Depot, Inc. 325 | 6 |
| RadioShack Corp. 200 | 6 |
| • Safeway, Inc. 500 | 13 |
| Sears, Roebuck & Co. 300 | 11 |
| Staples, Inc. 600 | 18 |
| Target Corp. 1,090 | 46 |
| Tiffany & Co. 150 | 6 |
| TJX Cos., Inc. 600 | 14 |
| • Toys 'R' Us, Inc. 200 | 3 |
| ❾ Wal-Mart Stores, Inc. 4,950 | 261 |
| Walgreen Co. 1,175 | 43 |
| Winn-Dixie Stores, Inc. 100 | 1 |
| | **797** |
| **Steel 0.0%** | |
| Allegheny Technologies, Inc. 100 | 2 |
| Nucor Corp. 100 | 8 |
| United States Steel Corp. 100 | 3 |
| Worthington Industries, Inc. 100 | 2 |
| | **15** |
| **Telephone 1.4%** | |
| Alltel Corp. 300 | 15 |
| AT&T Corp. 935 | 14 |
| • AT&T Wireless Services, Inc. 3,205 | 46 |
| • Avaya, Inc. 513 | 8 |
| BellSouth Corp. 2,180 | 57 |
| CenturyTel, Inc. 150 | 5 |
| • Citizens Communications Co. 358 | 5 |
| • Nextel Communications, Inc., Class A 1,275 | 34 |
| • Qwest Communications International, Inc. 2,027 | 7 |
| SBC Communications, Inc. 3,756 | 91 |
| Sprint Corp. (FON Group) 1,662 | 29 |
| Verizon Communications, Inc. 3,213 | 116 |
| | **427** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Tobacco 0.4%** | |
| Altria Group, Inc. 2,340 | 117 |
| R.J. Reynolds Tobacco Holdings, Inc. 100 | 7 |
| UST, Inc. 200 | 7 |
| | **131** |
| **Travel & Recreation 0.3%** | |
| Brunswick Corp. 100 | 4 |
| Carnival Corp. 725 | 34 |
| Harrah's Entertainment, Inc. 150 | 8 |
| Hilton Hotels Corp. 400 | 7 |
| Marriott International, Inc., Class A 250 | 13 |
| Starwood Hotels & Resorts Worldwide, Inc. 260 | 12 |
| | **78** |
| **Trucking & Freight 0.0%** | |
| Paccar, Inc. 187 | 11 |
| Ryder Systems, Inc. 75 | 3 |
| | **14** |
| **Utilities: Electric & Gas 1.2%** | |
| • The AES Corp. 650 | 6 |
| • Allegheny Energy, Inc. 78 | 1 |
| Ameren Corp. 200 | 9 |
| American Electric Power Co., Inc. 460 | 15 |
| • Calpine Corp. 500 | 2 |
| Centerpoint Energy, Inc. 400 | 5 |
| Cinergy Corp. 200 | 8 |
| • CMS Energy Corp. 300 | 3 |
| Consolidated Edison, Inc. 300 | 12 |
| Constellation Energy Group, Inc. 200 | 8 |
| Dominion Resources, Inc. 396 | 25 |
| DTE Energy Co. 200 | 8 |
| Duke Energy Corp. 1,050 | 21 |
| • Dynegy, Inc., Class A 300 | 1 |
| Edison International 400 | 10 |
| El Paso Corp. 696 | 5 |
| Entergy Corp. 250 | 14 |
| Exelon Corp. 774 | 26 |
| FirstEnergy Corp. 391 | 15 |
| FPL Group, Inc. 200 | 13 |

### Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| KeySpan Corp.    200 | 7 |
| Kinder Morgan, Inc.    156 | 9 |
| Nicor, Inc.    50 | 2 |
| NiSource, Inc.    357 | 7 |
| Peoples Energy Corp.    50 | 2 |
| • PG&E Corp.    500 | 14 |
| Pinnacle West Capital Corp.    100 | 4 |
| PPL Corp.    200 | 9 |
| Progress Energy, Inc.    277 | 12 |
| Public Service Enterprise Group, Inc.    300 | 12 |
| Sempra Energy    285 | 10 |
| The Southern Co.    875 | 26 |
| TECO Energy, Inc.    250 | 3 |
| TXU Corp.    350 | 14 |
| Williams Cos., Inc.    600 | 7 |
| Xcel Energy, Inc.    505 | 8 |
| | **353** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Other Investment Companies** 55.2% of net assets | |
| ▪❷ Schwab International Index Fund, Select Shares    429,797 | 6,142 |
| ▪❶ Schwab Small-Cap Index Fund, Select Shares    307,343 | 6,171 |
| ▪❸ Schwab Total Bond Market Fund    451,847 | 4,482 |
| | **16,795** |
| **Short-Term Investments** 4.3% of net assets | |
| ▪ Schwab Value Advantage Money Fund, Investor Shares    826,697 | 827 |

| Security Rate, Maturity Date | Face Amount ($ x 1,000) | |
|---|---|---|
| Wachovia Bank, Grand Cayman Time Deposit 0.76%, 07/01/04 | 490 | 490 |
| | | **1,317** |

**End of investments.**

Statement of
## Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at value | $30,392 |
| Receivables: | |
|    Dividends | 14 |
|    Investments sold | +   120 |
| **Total assets** | **30,526** |

### Liabilities

| | |
|---|---:|
| Payables: | |
|    Fund shares redeemed | 1 |
|    Investments bought | 29 |
| Accrued expenses | +   39 |
| **Total liabilities** | **69** |

### Net Assets

| | |
|---|---:|
| Total assets | 30,526 |
| Total liabilities | –   69 |
| **Net assets** | **$30,457** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 27,996 |
| Net investment income not yet distributed | 493 |
| Net realized capital losses | (1,206) |
| Net unrealized capital gains | 3,174 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $30,457 | | 2,195 | | $13.88 |

Unless stated, all numbers x 1,000.

The fund paid $27,218 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

| | |
|---|---:|
| Purchases | $952 |
| Sales/maturities | $1,252 |

Percent of fund shares of other Schwab funds owned as of the end of the report period:

**Schwab Equity Index Funds**

| | |
|---|---:|
| Small-Cap Index Fund | 0.4% |
| International Index Fund | 0.5% |

**Schwab Bond Funds**

| | |
|---|---:|
| Total Bond Market Fund | 0.4% |

**Schwab Money Funds**

| | |
|---|---:|
| Value Advantage Money Fund | Less than 0.1% |

**Federal Tax Data**

| | |
|---|---:|
| **Portfolio Cost** | $27,777 |

| Net unrealized gains and losses: | |
|---|---:|
| Gains | $4,488 |
| Losses | +   (1,873) |
| | **$2,615** |

As of December 31, 2003:

| Undistributed earnings: | |
|---|---:|
| Ordinary income | $394 |
| Long-term capital gains | $– |

| Unused capital losses: | |
|---|---:|
| Expires 12/31 of: | Loss amount |
|   2010 | $347 |
|   2011 | +   200 |
| | **$547** |

Statement of
## Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Dividends | $175 |
| Interest | + 1 |
| **Total investment income** | **176** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized losses on investments sold | **(97)** |

### Net Unrealized Gains and Losses

| | |
|---|---:|
| Net unrealized gains on investments | **836** |

### Expenses

| | |
|---|---:|
| Investment adviser and administrator fees | 67 |
| Trustees' fees | 5 |
| Custodian fees | 13 |
| Portfolio accounting fees | 2 |
| Professional fees | 15 |
| Shareholder reports | 3 |
| Other expenses | + 2 |
| Total expenses | 107 |
| Expense reduction | − 31 |
| **Net expenses** | **76** |

### Increase in Net Assets From Operations

| | |
|---|---:|
| **Total investment income** | 176 |
| **Net expenses** | − 76 |
| **Net investment income** | **100** |
| **Net realized losses** | (97) |
| **Net unrealized gains** | + 836 |
| **Increase in net assets from operations** | **$839** |

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the operating expenses of this fund through April 30, 2005, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $739.

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

### Operations

| | | 1/1/04-6/30/04 | 1/1/03-12/31/03 |
|---|---|---|---|
| Net investment income | | $100 | $394 |
| Net realized losses | | (97) | (162) |
| Net unrealized gains | + | 836 | 5,540 |
| **Increase in net assets from operations** | | **839** | **5,772** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **$–** | **$334** |

The tax-basis components of distributions for the period ended 12/31/03 are:

| | |
|---|---|
| Ordinary income | $334 |
| Long-term capital gains | $– |

### Transactions in Fund Shares

| | | 1/1/04-6/30/04 | | 1/1/03-12/31/03 | |
|---|---|---|---|---|---|
| | | SHARES | VALUE | SHARES | VALUE |
| Shares sold | | 152 | $2,091 | 697 | $8,463 |
| Shares reinvested | | – | – | 25 | 334 |
| Shares redeemed | + | (175) | (2,400) | (398) | (4,659) |
| **Net transactions in fund shares** | | **(23)** | **($309)** | **324** | **$4,138** |

### Shares Outstanding and Net Assets

| | | 1/1/04-6/30/04 | | 1/1/03-12/31/03 | |
|---|---|---|---|---|---|
| | | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | | 2,218 | $29,927 | 1,894 | $20,351 |
| Total increase or decrease | + | (23) | 530 | 324 | 9,576 |
| **End of period** | | **2,195** | **$30,457** | **2,218** | **$29,927** |

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $493 and $393 at the end of the current period and the prior period, respectively.

# Financial Notes <span style="font-size:smaller">unaudited</span>

## Business Structure of the Fund

**The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

**The fund offers one share class.** Shares are bought and sold at net asset value (NAV) which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

## Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other investments and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

**The fund pays dividends** from net investment income and makes distributions from net capital gains once a year.

**The fund may invest in futures contracts.** Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

**The fund may enter into repurchase agreements.** In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

---

### The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

**Schwab Annuity Portfolios**
organized January 21, 1994

Schwab Money Market Portfolio
**Schwab MarketTrack Growth Portfolio II**
Schwab S&P 500 Portfolio

**The fund pays fees to affiliates of the investment adviser for various services.** Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

**The fund may engage in certain transactions involving related parties.** For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in its index.

Pursuant to an exemptive order issued by the SEC, the fund may invest in other related funds. The percentages of fund shares of other related funds owned are shown in the fund's Statement of Assets and Liabilities.

The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

**The fund may borrow money from banks and custodians.** The fund may obtain temporary bank loans through its trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

**The fund intends to meet federal income tax requirements for regulated investment companies.** Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

**Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund.** In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

**The fund values the securities in its portfolio every business day.** The fund uses the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

• **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Underlying funds:** valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Dividends and distributions from portfolio securities** are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

**Income from interest and the accretion of discounts** is recorded as it accrues.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Assets and liabilities denominated in foreign currencies** are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

**Expenses** that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

**The fund maintains its own account for purposes of holding assets and accounting,** and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 6/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

**Individuals Who Are Interested Trustees and Officers of the Trust**

| Name and Birthdate | Trust Position(s); Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

| Individuals Who Are Interested Trustees but Not Officers of the Trust | | |
| --- | --- | --- |
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Dawn G. Lepore**[1] 3/21/54 | 2003 (all trusts). | Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |

| Individuals Who Are Officers of the Trust but Not Trustees | | |
| --- | --- | --- |
| **Name and Birthdate** | **Trust Office(s) Held** | **Main Occupations and Other Directorships and Affiliations** |
| **Randall W. Merk** 7/25/54 | President, CEO (all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung** 3/7/51 | Treasurer, Principal Financial Officer (all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward** 4/5/55 | SVP, Chief Investment Officer (all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton** 3/13/61 | Secretary (all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

| Individuals Who Are Independent Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994. | CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

*charles* SCHWAB

**Money Market** | **Schwab Money Market Portfolio**

*Money Market*

**For the period ended June 30, 2004**

Inception Date: May 3, 1994

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

## Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by calling 1-800-435-4000.

# Management's Discussion



**Karen Wiggan,** a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the portfolio since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

## The Investment Environment and the Portfolio

**The encouraging economic climate that was reported in late 2003 continued to improve into 2004.** Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a pause in the upward trend in consumer confidence. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. The only big piece missing was job growth, which remained sluggish through the beginning of first quarter.

Amid this benign inflationary environment, the Federal Reserve (the Fed) elected to hold the Fed funds rate at a 45-year low in March to provide liquidity necessary to maintain economic growth. Job growth picked up strongly in March and continued into the second quarter. With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation.

Inflationary concerns were based on surging oil prices, which hit a 13-year high amid tight supplies. And while commodity prices moderated somewhat during the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise.

**During the second quarter, in anticipation of the Fed tightening (raising rates), we began shortening the weighted average maturities of our money funds.** During that time, most market watchers expected the Fed to raise interest rates, and it did at the end of June. At that time the Federal Open Market Committee increased the Fed funds target 0.25% to 1.25%, the first rate hike since May 2000, when the Fed funds target was raised to 6.50%.

# Performance and Portfolio Facts as of 6/30/04

## Seven-Day Yields[1]

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

| | |
|---|---|
| **Seven-Day Yield** | 0.66% |
| **Seven-Day Effective Yield** | 0.66% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/annuity.**

## Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| **Weighted Average Maturity** | 30 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 |

**An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.**
Portfolio holdings may have changed since the report date.

[1] Portfolio yields do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the yields would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

# Schwab Money Market Portfolio

## Financial Statements

### Financial Highlights

| | 1/1/04–<br>6/30/04* | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|---|
| **Per-share data** ($) | | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | | |
|    Net investment income | 0.00[1] | 0.01 | 0.01 | 0.04 | 0.06 | 0.05 |
| Less distributions: | | | | | | |
|    Dividends from net investment income | (0.00)[1] | (0.01) | (0.01) | (0.04) | (0.06) | (0.05) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.30[2] | 0.74 | 1.31 | 3.72 | 5.95 | 4.69 |
| **Ratios/supplemental data** (%) | | | | | | |
| Ratios to average net assets: | | | | | | |
|    Net operating expenses | 0.45[3] | 0.44 | 0.48 | 0.49 | 0.49[4] | 0.50 |
|    Gross operating expenses | 0.45[3] | 0.44 | 0.48 | 0.50 | 0.51 | 0.60 |
|    Net investment income | 0.61[3] | 0.75 | 1.31 | 3.55 | 5.81 | 4.62 |
| Net assets, end of period ($ x 1,000,000) | 133 | 141 | 215 | 204 | 160 | 120 |

* Unaudited.
[1] Per-share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.48% if certain non-routine expenses (proxy fees) had not been included.

## Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 80.2% U.S. Government Securities | 106,356 | 106,356 |
| 20.3% Other Investments | 26,889 | 26,889 |
| 100.5% Total Investments | 133,245 | 133,245 |
| (0.5)% Other Assets and Liabilities | — | (700) |
| 100.0% Total Net Assets | — | 132,545 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **U.S. Government Securities  80.2% of net assets** | | |
| **Discount Notes  70.5%** | | |
| **Fannie Mae** | | |
| 1.02%, 07/07/04 | 4,000 | 3,999 |
| 1.16%, 07/07/04 | 1,000 | 1,000 |
| 1.04%, 07/20/04 | 2,000 | 1,999 |
| 1.06%, 07/21/04 | 4,000 | 3,998 |
| 1.20%, 07/21/04 | 3,000 | 2,998 |
| 1.04%, 07/23/04 | 3,000 | 2,998 |
| 1.28%, 08/11/04 | 4,000 | 3,994 |
| 1.08%, 08/18/04 | 2,000 | 1,997 |
| 1.28%, 08/25/04 | 2,865 | 2,859 |
| 1.10%, 10/12/04 | 1,000 | 997 |
| 1.16%, 10/12/04 | 2,000 | 1,993 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Federal Farm Credit Bank** | | |
| 1.00%, 07/12/04 | 4,000 | 3,999 |
| 1.21%, 07/13/04 | 9,000 | 8,996 |
| 1.30%, 07/13/04 | 1,050 | 1,050 |
| 1.04%, 08/12/04 | 2,000 | 1,998 |
| 1.26%, 02/15/05 | 1,000 | 992 |
| **Federal Home Loan Bank** | | |
| 1.03%, 07/07/04 | 3,950 | 3,949 |
| 1.05%, 07/07/04 | 1,500 | 1,500 |
| 1.02%, 07/12/04 | 3,000 | 2,999 |
| 1.15%, 07/12/04 | 2,506 | 2,505 |
| 1.20%, 07/20/04 | 1,000 | 999 |
| 1.05%, 07/21/04 | 2,000 | 1,999 |
| 1.19%, 07/21/04 | 3,000 | 2,998 |
| 1.04%, 07/23/04 | 2,000 | 1,999 |
| 1.05%, 07/23/04 | 1,000 | 999 |
| 1.09%, 08/27/04 | 2,000 | 1,997 |
| 1.35%, 08/27/04 | 1,214 | 1,211 |
| 1.08%, 09/14/04 | 1,500 | 1,497 |
| **Freddie Mac** | | |
| 1.04%, 07/06/04 | 1,000 | 1,000 |
| 1.11%, 07/06/04 | 3,000 | 2,999 |
| 1.04%, 07/13/04 | 1,762 | 1,761 |
| 1.04%, 07/15/04 | 3,248 | 3,247 |
| 1.05%, 07/15/04 | 1,000 | 1,000 |
| 1.05%, 07/20/04 | 1,100 | 1,099 |
| 1.03%, 07/21/04 | 1,000 | 999 |
| 1.27%, 08/17/04 | 2,100 | 2,096 |
| 1.07%, 08/24/04 | 2,000 | 1,997 |
| 1.12%, 09/09/04 | 1,000 | 998 |
| 1.25%, 09/09/04 | 1,800 | 1,796 |
| 1.21%, 10/19/04 | 2,000 | 1,993 |
| 1.22%, 10/19/04 | 2,000 | 1,993 |
| | | 93,497 |
| **Coupon Notes  9.7%** | | |
| **Fannie Mae** | | |
| 6.50%, 08/15/04 | 1,550 | 1,560 |
| **Federal Home Loan Bank** | | |
| 3.63%, 10/15/04 | 2,500 | 2,516 |
| 4.13%, 05/13/05 | 1,000 | 1,022 |
| **Freddie Mac** | | |
| 3.00%, 07/15/04 | 3,750 | 3,753 |
| 1.40%, 08/11/04 | 2,000 | 2,000 |
| 4.50%, 08/15/04 | 2,000 | 2,008 |
| | | 12,859 |

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

| **Other Investments**  20.3% of net assets | | |

**Repurchase Agreements  20.3%**

**Credit Suisse First Boston L.L.C.**
Tri-Party Repurchase Agreement
Collateralized by U.S. Treasury
Securities with a value of $28,238
1.25%, issued 06/30/04 due
07/01/04                    26,890          **26,889**

**End of investments.**

Statement of
## Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

### Assets

| | |
|---|---:|
| Investments, at value | $106,356 |
| Repurchase agreements, at value | 26,889 |
| Receivables: | |
|     Interest | 160 |
|     Fund shares sold | 106 |
| Prepaid expenses | + 1 |
| **Total assets** | **133,512** |

The amortized cost for the fund's securities was $133,245.

### Liabilities

| | |
|---|---:|
| Payables: | |
|     Dividends to Shareholders | 35 |
|     Fund shares redeemed | 892 |
|     Investment advisory and administration fees | 1 |
| Accrued expenses | + 39 |
| **Total liabilities** | **967** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 133,512 |
| **Total liabilities** | − 967 |
| **Net assets** | **$132,545** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 132,560 |
| Net realized capital losses | (15) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $132,545 | | 132,592 | | $1.00 |

**Federal Tax Data**

| | |
|---|---:|
| **Cost basis of portfolio** | $133,245 |

**As of December 31, 2003:**

**Unused capital losses:**

| Expires 12/31 of: | Loss amount: |
|---|---:|
| 2005 | $1 |
| 2006 | 3 |
| 2007 | 9 |
| 2008 | + 2 |
| | **$15** |

Statement of
## Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

**Investment Income**

| | |
|---|---|
| Interest | **$705** |

**Expenses**

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 253 |
| Trustees' fees | | 13 |
| Custodian and portfolio accounting fees | | 10 |
| Professional fees | | 16 |
| Shareholder reports | | 4 |
| Other expenses | + | 4 |
| **Total expenses** | | **300** |

**Increase in Net Assets from Operations**

| | | |
|---|---|---|
| **Total investment income** | | 705 |
| **Total expenses** | − | 300 |
| **Net investment income** | | **405** |
| **Increase in net assets from operations** | | **$405** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

For the fund's independent trustees only.

The investment adviser (CSIM) guarantees to limit the operating expenses of this fund through April 30, 2005 to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

**Operations**

|  | 1/1/04–6/30/04 | 1/1/03–12/31/03 |
|---|---|---|
| Net investment income | $405 | $1,354 |
| **Increase in net assets from operations** | **405** | **1,354** |

**Distributions Paid**

|  |  |  |
|---|---|---|
| Dividends from net investment income | **405** | **1,354** |

**Transactions in Fund Shares**

|  |  |  |
|---|---|---|
| Shares sold | 72,233 | 260,198 |
| Shares reinvested | 370 | 1,354 |
| Shares redeemed | + (80,969) | (335,840) |
| **Net transactions in fund shares** | **(8,366)** | **(74,288)** |

**Net Assets**

|  |  |  |
|---|---|---|
| Beginning of period | 140,911 | 215,199 |
| Total decrease | + (8,366) | (74,288) |
| **End of period** | **$132,545** | **$140,911** |

---

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/03 are:

| Ordinary income | $1,354 |
|---|---|
| Long-term capital gains | $– |

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

# Financial Notes unaudited

## Business Structure of the Fund

**The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

**The fund offers one share class.** Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

## Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect the fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

**The fund declares dividends every day it is open for business.** These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

**The fund may buy securities on a delayed-delivery basis.** In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The fund may enter into repurchase agreements.** In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The

### The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

**Schwab Annuity Portfolios**
Organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Portfolio

date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

**The fund pays fees to affiliates of the investment adviser for various services.** Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

**The fund may engage in certain transactions involving affiliates.** The fund may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

**The fund may borrow money from banks and custodians.** The fund may obtain temporary bank loans through the trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

**The fund intends to meet federal income tax requirements for regulated investment companies.** Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

**Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund.** In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

**The fund values its securities at amortized cost,** which approximates market value.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Expenses** that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

**The fund maintains its own account for purposes of holding assets and accounting,** and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 6/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

**Individuals Who Are Interested Trustees and Officers of the Trust**

| Name and Birthdate | Trust Position(s); Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

| Individuals Who Are Interested Trustees but Not Officers of the Trust | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Dawn G. Lepore**[1]<br>3/21/54 | 2003 (all trusts). | Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |

| Individuals Who Are Officers of the Trust but Not Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trust Office(s) Held** | **Main Occupations and Other Directorships and Affiliations** |
| **Randall W. Merk**<br>7/25/54 | President, CEO (all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung**<br>3/7/51 | Treasurer, Principal Financial Officer (all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward**<br>4/5/55 | SVP, Chief Investment Officer (all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton**<br>3/13/61 | Secretary (all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Schwab Money Market Portfolio

| Individuals Who Are Independent Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

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